Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CDI Corp.

at

$8.25 Net Per Share

by

Nova Merger Sub, Inc.,

a wholly owned subsidiary of

Nova Intermediate Parent, LLC,

an affiliate of funds managed by AE Industrial Partners, LLC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 AM, PHILADELPHIA, PENNSYLVANIA TIME, ON SEPTEMBER 12, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 31, 2017 (as the same may be amended, the “Merger Agreement”), by and among Nova Intermediate Parent, LLC, a Delaware limited liability company (“Parent”), Nova Merger Sub, Inc., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), and CDI Corp., a Pennsylvania corporation (“CDI” or the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.10 per share, of CDI (the “Shares”) at a price of $8.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into CDI (the “Merger”), with CDI continuing as the surviving corporation in the Merger and as a direct wholly owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by CDI, Purchaser or Parent or any subsidiary of CDI or Parent, or Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under Pennsylvania law) will be converted into the right to receive the Offer Price.

Following careful consideration, the board of directors of CDI has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the stockholders of the Company and the Company, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined herein) and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determining to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement.

The Offer is conditioned upon, among other things:

(a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless extended by Purchaser in accordance with the Merger Agreement (such date and time, as may be so extended by Purchaser, the “Expiration Date”) a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions but not yet delivered to or on behalf of Purchaser) that, together with the number of Shares then-owned by Parent,

Purchaser or any of their respective subsidiaries, equals at least one Share more than half of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all options to acquire Shares granted under the Company’s stock plans (“Company Options”) and all time-vested deferred stock of the Company granted under the Company’s stock plans (“Company TVDS Awards”) (the “Minimum Condition”);

(b) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which has been satisfied by the grant of early termination of the applicable waiting period by the Federal Trade Commission (the “FTC”) on August 7, 2017);

(c) there not being, at the Expiration Date, (i) any order, injunction, judgment or other similar requirement issued by a governmental authority or self-regulatory organization or (ii) any applicable law or regulation or similar requirement of a governmental authority or self-regulatory organization in effect that, in each case, would (1) make the Offer, the Top-Up Option (if applicable), the issuance of Shares pursuant to the Top-Up Option (if applicable), the Merger or the other transactions contemplated in the Merger Agreement illegal or (2) otherwise prevent or prohibit the consummation thereof; and

(d) the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of CDI on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

A summary of the principal terms of the Offer appears on pages 1 through 9. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a direct wholly owned subsidiary of Parent, is offering to purchase all of the outstanding Shares at a price of $8.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a stockholder of CDI, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	All outstanding shares of common stock, par value $0.10 per share, of CDI Corp., a Pennsylvania corporation.

Price Offered Per Share	$8.25 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Nova Merger Sub, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Nova Intermediate Parent, LLC, a Delaware limited liability company. Nova Intermediate Parent, LLC is owned by investment funds managed by AE Industrial Partners, LLC.

Who is offering to buy my Shares?

Nova Merger Sub, Inc., a direct wholly owned subsidiary of Nova Intermediate Parent, LLC, is offering to purchase all of the outstanding Shares. Purchaser is a Pennsylvania corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into CDI. Parent is owned by AE Industrial Partners Fund I, L.P. (“Fund I”), AE Industrial Partners Fund I-A, L.P. (“Fund I-A”), and AE Industrial Partners Fund I-B, L.P. (“Fund I-B,” and, together with Fund I and Fund I-A, the “AE Funds”), which are investment funds managed by AE Industrial Partners, LLC (“AE Industrial”). See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, CDI. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, CDI would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $8.25 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless extended by Purchaser in accordance with the Merger Agreement, a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions but not yet delivered to or on behalf of Purchaser) that, together with the number of Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, equals at least one Share more than half of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all Company Options and Company TVDS Awards;

•	the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which has been satisfied by the grant of early termination of the applicable waiting period by the FTC on August 7, 2017);

•	there not being, at the Expiration Date, (i) any order, injunction, judgment or other similar requirement issued by a governmental authority or self-regulatory organization or (ii) any applicable law or regulation or similar requirement of a governmental authority or self-regulatory organization in effect that, in each case, would (1) make the Offer, the Top-Up Option (if applicable), the issuance of Shares pursuant to the Top-Up Option (if applicable), the Merger or the other transactions contemplated in the Merger Agreement illegal or (2) otherwise prevent or prohibit the consummation thereof; and

•	the absence of a termination of the Merger Agreement in accordance with its terms.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of CDI. We cannot, however, waive the Minimum Condition or the Termination Condition without the consent of CDI. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Yes. We estimate that we will need approximately $167.2 million to purchase all of the Shares pursuant to the Offer, to complete the Merger (which estimate includes, to the extent required, payment in respect of outstanding Company Options, Company TVDS Awards, Company stock appreciation rights and Company performance units, in each case, granted pursuant to CDI’s equity plans which are eligible for payment and become payable under the terms of the Merger Agreement), to pay estimated related transaction fees and expenses and to repay or refinance certain indebtedness of CDI. Purchaser has received a debt commitment letter, pursuant to which PNC Bank, National Association has agreed to provide Parent with a $150.0 million asset backed revolving credit facility. Subject to satisfaction of certain customary conditions set forth in the debt commitment letter, the amounts under such facility shall be available to Parent to finance, in part, the Offer and the Merger, to repay or refinance certain indebtedness of CDI and to pay related fees and expenses. In addition, the AE Funds have provided Parent with an equity commitment letter, pursuant to which each AE Fund has agreed to contribute to Parent specified amounts to purchase equity securities of Parent that in aggregate total $167.2 million, subject to the satisfaction of certain customary conditions set forth in the equity commitment letter. To the extent necessary to finance the Offer, the Merger and the other contemplated transactions (the “Transactions”), Parent will contribute or otherwise advance to Purchaser the net proceeds from the equity commitments and the debt commitment, which, taken together with the Company’s cash on hand at the effective time of the Merger (the “Effective Time”), we anticipate will be sufficient to purchase all of the validly tendered Shares in the Offer and complete the Merger and related refinancing transactions, and to pay related transaction fees and expenses. See Section 9—“Source and Amount of Funds.”

The Offer is not conditional upon Parent and/or Purchaser obtaining third party debt financing.

Is your financial condition relevant to my decision to tender in the Offer?

We do not think that Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	Parent has received equity and debt commitments in respect of funds, which will be sufficient to purchase all Shares validly tendered pursuant to the Offer;

•	the AE Funds are private equity funds engaged in the purchase, sale and ownership of private equity investments and have no business operations other than investing; only each AE Fund’s commitment to fund its equity commitment as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer and each AE Fund has sufficient capital to support its equity commitment; and

•	if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

You will have until 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three NYSE (as defined below) trading days. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer. If you hold Shares in the CDI 401(k) Savings Plan, please go to https://participant.empower-retirement.com or call 1-888-411-4015 for further information on how to tender such Shares.

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend our Offer beyond its then-scheduled Expiration Date (i) for any period required by any applicable rule or regulation of the SEC or its staff or the New York Stock Exchange (“NYSE”) or (ii) for a period of 10 business days (or other period agreed to by the parties) at the request of CDI if any condition to the Offer is not met as of the then-scheduled Expiration Date; provided, that (A) if all conditions to the Offer other than the Minimum Condition have been met, we shall only be required to extend our Offer for a maximum of 30 business days in the aggregate and (B) in no event shall we be required to extend our Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, we may, without requiring the consent of CDI or any other person, extend our Offer for one or more periods of up to 10 business days each (or other period agreed to by the parties), if at the then-scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser. In no event, however, may we extend our Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement, without CDI’s prior written consent.

We have also reserved the right to provide, so long as CDI gives its written consent, a “subsequent offering period” of between three and twenty business days, inclusive, in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if at the then-scheduled Expiration Date insufficient Shares have been tendered to permit a “short form” merger in accordance with the Pennsylvania Business Corporation Law of 1988, as amended, and the Pennsylvania Entity Transactions Law (collectively, the “PBCL”). A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, Philadelphia, Pennsylvania time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you are the stockholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message (as defined herein), and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NYSE trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after October 13, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. However, Shares tendered during the subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. See Section 4—“Withdrawal Rights.”

What is the Top-Up Option and when could it be exercised?

CDI has granted to Parent and Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Purchaser and any of their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 80% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof).

The Top-Up Option shall be deemed exercised if, after consummation of the Offer, the number of Shares validly tendered and not validly withdrawn, when added to the Shares owned by Parent and its affiliates, is less than one share more than 80% of the Shares on a fully-diluted basis. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Pennsylvania law at a time when the approval of the Merger at a meeting of CDI’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. CDI has sufficient remaining Shares authorized for issuance under its certificate of incorporation such that if the Minimum Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to hold over 80% of the then-outstanding Shares and consummate the Merger as a short-form merger. See Section 12—“Purpose of the Offer; Plans for CDI” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What does the board of directors of CDI think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the board of directors of CDI (the “Company Board”). The Company Board has unanimously adopted the following resolutions (the “Company Board Recommendation”):

•	approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the stockholders of the Company and the Company;

•	approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement; and

•	determining to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer, and if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with CDI.”

Upon successful consummation of the Offer, will CDI continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. The Merger will occur either promptly following purchase of the tendered Shares via a short form merger pursuant to the PBCL or, if, for reasons we do not currently anticipate, a short form merger is not possible, following the approval of CDI’s stockholders at a meeting called for such purpose. If the Merger takes place, CDI no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, then there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on the NYSE or any other securities exchange, there may not be a public trading market for the Shares, and CDI may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer, then Purchaser will be merged with and into CDI, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without CDI’s consent. If the Merger takes place, Parent will own all of the Shares and all remaining Shares outstanding immediately prior to the Effective Time will be converted into the right to receive $8.25 per Share in cash, without interest and less any applicable withholding taxes (other than Shares owned by CDI, Purchaser or Parent or any subsidiary of CDI or Parent, which will be cancelled and for which no consideration will be paid in exchange therefor, and Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under the PBCL). See the “Introduction.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or CDI are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have dissenters’ rights?

Not in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer may be entitled to dissenters’ rights if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are held beneficially or of record by 2,000 persons or less or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the PBCL. If you choose to exercise your dissenters’ rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Pennsylvania law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest, if any. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for CDI.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or CDI (as treasury stock), any wholly owned subsidiary of Parent, Purchaser or CDI, or Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under Pennsylvania law) will at the Effective Time be converted into the right to receive the Offer Price without interest and less any applicable withholding taxes or deductions required by applicable law. Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no dissenters’ rights will be available in the Offer. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there no longer will be any public trading market for the Shares. Also, the Company will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 28, 2017, the last trading day before execution of the Merger Agreement was announced, the last sale price of a Share reported on the NYSE was $6.20 per share; the Offer Price represents a premium of approximately 33.1% to such price. On August 11, 2017, the last trading day before we commenced the Offer, the last sale price of a Share reported on the NYSE was $8.20 per share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. We have entered into tender and support agreements (collectively, the “Tender Agreements”) with CDI’s directors and executive officers and certain trusts for descendants of Walter Garrison, CDI’s chairman and founder (the “Significant Stockholders”), which collectively owned approximately 4,957,587 Shares, which represent approximately 24.9% of all outstanding Shares on a fully diluted basis as of August 11, 2017, based on information provided by them. Pursuant to the Tender Agreements, each of these parties has agreed, among other things, to tender all of the Shares beneficially owned by him, her or it in the Offer, other than nontransferable restricted Shares or certain other specified exceptions (such as, in the case of Walter Garrison, shares that are transferred to a qualified charitable organization). Unless otherwise specified in the applicable Tender Agreement, each Significant Stockholder is required to tender such Shares within five business days after commencement of the Offer or, with respect to any Shares acquired after such date, prior to the Expiration Date. See Section 11—“The Merger Agreement; Other Agreements.”

Are there any compensation arrangements between AE Industrial and CDI’s executive officers or other key employees?

No. Although it is possible that certain members of CDI’s management team will enter into arrangements with the Surviving Corporation or Parent regarding future employment, severance, benefits and/or the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of CDI’s current management and Parent, Purchaser or AE Industrial regarding such matters, and there can be no assurance that any parties will reach any agreements. Any new arrangements are currently expected to be discussed and entered into after completion of the Merger. See Section 12—“Purpose of the Offer; Plans for CDI.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $8.25 per Share in cash, without interest and less any applicable withholding taxes, promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What will happen to my stock options and stock appreciation rights in the Offer and the Merger?

Stock options to purchase Shares and stock appreciation rights are not sought in or affected by the Offer. However, all Company Options and stock appreciation rights (the “Company SARs”) granted under any CDI equity plan have a per-Share exercise price or per-Share base price (as applicable) that is greater than the Offer Price. Accordingly, pursuant to the Merger Agreement, each Company Option and Company SAR outstanding as of the Effective Time, whether vested or unvested, will be cancelled at the Effective Time with no payment due to the holder thereof. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my time vested deferred stock awards in the Offer and the Merger?

Company TVDS Awards are not sought in or affected by the Offer. As of the Effective Time, each outstanding Company TVDS Award will be cancelled and converted into the right to receive (without interest) a cash payment equal to (i) the product of the Offer Price multiplied by the number of Shares underlying such Company TVDS Award immediately prior to the Effective Time, plus (ii) the accrued but unpaid dividend equivalents on such award as of immediately prior to the Effective Time, less any applicable taxes withheld (the “Company TVDS Payment”). The Company TVDS Payment relating to the portion of a Company TVDS Award that is vested as of the Effective Time (after giving effect to the Transactions) will be paid within three (3) business days after the Effective Time through the Surviving Corporation’s payroll system. The Company TVDS Payment relating to the portion of a Company TVDS Award that is not vested as of the Effective Time will be paid to the holder thereof at such times and to the extent that the associated Company TVDS Award would have become vested in accordance with the vesting schedule applicable to such award. If any portion of a Company TVDS Award that is not vested as of the Effective Time (after giving effect to the Transactions) does not become vested after the Effective Time in accordance with its terms, the portion of the Company TVDS Payment related to such unvested portion of the Company TVDS Award will be forfeited and will not be paid to the holder thereof. See Section 11—“The Merger Agreement; Other Agreements.” In addition, each outstanding Company TVDS Award held by a non-employee director of the Company will fully vest and be settled in Shares immediately prior to the Effective Time.

What will happen to my performance units in the Offer and the Merger?

Company performance units are not sought in or affected by the Offer. At the Effective Time, each Company performance unit that, by its terms and after giving effect to the Transactions, is vested based on actual performance through the Effective Time will be cancelled in exchange for the right of the holder thereof to receive (without interest) an amount in cash equal to the product of (i) the total number of Shares underlying the vested portion of the Company performance unit award immediately prior to the Effective Time multiplied by (ii) the Offer Price, which amount will be paid to the holder thereof within three (3) business days following the Effective Time. At the Effective Time, each Company performance unit award that, by its terms and after giving effect to the Transactions, is not vested will be cancelled with no payment due to the holder. See Section 11—“The Merger Agreement; Other Agreements.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes if you are a United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”). In general, you will recognize gain or loss equal to the difference, if any, between your adjusted tax basis in the Shares you tender in the Offer or exchange in the Merger and the amount of cash you receive for those Shares (including any cash required to be withheld for tax purposes). If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. If you are a Non-United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”), you will generally not be subject to U.S. federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger unless certain exceptions apply. A Non-United States holder may be subject to backup withholding with respect to cash payments made pursuant to the Offer and the Merger unless such holder certifies that it is not a U.S. person or otherwise establishes an exemption. See Section 5—“Certain Material United States Federal Income Tax Consequences” for a further discussion of U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger or exercising dissenters’ rights. The tax consequences of the Offer and Merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the U.S. federal tax consequences of the Offer and the Merger to you, as well as the tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Who should I talk to if I have additional questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, toll-free at (877) 297-1738. Banks and brokers may call (212) 269-5550.

INTRODUCTION

Nova Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation and a direct wholly owned subsidiary of Nova Intermediate Parent, LLC (“Parent”), a Delaware limited liability company controlled by investment funds managed by AE Industrial Partners, LLC (“AE Industrial”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.10 per share (each, a “Share”), of CDI Corp., a Pennsylvania corporation (“CDI”) at a price of $8.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as may be so extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 31, 2017 (as the same may be amended, the “Merger Agreement”), by and among Parent, Purchaser and CDI. The Merger Agreement provides that Purchaser will be merged with and into CDI (the “Merger”) with CDI continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by CDI, Purchaser or Parent or any subsidiaries of CDI, Parent or Purchaser, all of which will be cancelled, and other than Shares as to which the holder thereof has properly demanded and not otherwise lost dissenters’ rights under Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended and the Pennsylvania Entity Transactions Law (the “PBCL”)) will be converted into the right to receive $8.25 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of options and other equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration the board of directors of CDI (the “Company Board”) has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the stockholders of the Company and the Company, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and (iii) determining to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer, and if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement (collectively, the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in CDI’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to the stockholders of CDI with this Offer to Purchase.

The Offer is conditioned upon, among other things,

(a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Date a number of Shares (excluding all Shares tendered in the Offer pursuant to guaranteed delivery instructions but not yet delivered to or on behalf of Purchaser) that, together with the number of Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, equals at least one Share more than half of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all options to acquire Shares granted under the Company’s stock plans (“Company Options”) and all time-vested deferred stock of the Company granted under the Company’s stock plans (“Company TVDS Awards”) (the “Minimum Condition”);

(b) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which has been satisfied by the grant of early termination of the applicable waiting period by the Federal Trade Commission (the “FTC”) on August 7, 2017);

(c) there not being, at the Expiration Date, (i) any order, injunction, judgment or other similar requirement issued by a governmental authority or self-regulatory organization or (ii) any applicable law or regulation or similar requirement of a governmental authority or self-regulatory organization in effect that, in each case, would (1) make the Offer, the Top-Up Option (if applicable), the issuance of Shares pursuant to the Top-Up Option (if applicable), the Merger or the other transactions contemplated in the Merger Agreement illegal or (2) otherwise prevent or prohibit the consummation thereof; and

(d) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”).

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of CDI. We cannot, however, waive the Minimum Condition or the Termination Condition without the consent of CDI. See Section 15—“Certain Conditions of the Offer.”

CDI has advised Parent that, as of the close of business on August 11, 2017, 18,793,206 Shares were issued and outstanding, 1,060,590 Shares were issuable under Company TVDS Awards (including 11,086 Shares issuable due to accumulated but unpaid dividend on outstanding TVDS Awards) and 53,491 Shares were issuable under Company Options. Assuming that no Shares are issued after August 11, 2017, there would be 19,907,287 Shares outstanding on a fully diluted basis; and 9,953,645 Shares would need to be validly tendered and not withdrawn prior to the Expiration Date in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer. For purposes of this Offer to Purchase, “fully diluted” assumes the exercise or conversion of all CDI derivatives or securities that are vested or would be vested upon consummation of the Offer, regardless of the conversion or exercise price or other terms and conditions thereof. For the avoidance of doubt, CDI’s outstanding stock appreciation rights and performance units have no effect on the fully diluted number of Shares outstanding.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation and the officers of CDI immediately prior to the Effective Time will be the officers of the Surviving Corporation.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 80% of the then-outstanding Shares in the Offer, including, if applicable, shares issued pursuant to the Top-Up Option, Purchaser may consummate the Merger under the PBCL without a stockholders’ meeting and without the approval of CDI’s stockholders. CDI has sufficient remaining Shares authorized for issuance under its certificate of incorporation such that, if the Minimum Condition is satisfied, the Top-Up Option will provide Purchaser the requisite number of Shares to hold over 80% of the then-outstanding

Shares and consummate the Merger as a short-form merger. See Section 11—“The Merger Agreement; Other Agreements.”

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 9:00 AM, Philadelphia, Pennsylvania time, on September 12, 2017, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Parent and Purchaser may waive any or all of the conditions to Purchaser’s obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition or the Termination Condition, which may only be waived with the consent of CDI).

Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date (i) for any period required by any applicable rule or regulation of the SEC or its staff or the New York Stock Exchange (“NYSE”), (ii) for a period of 10 business days (or other period agreed to by the parties) at the request of CDI if any condition to the Offer other than the Minimum Condition is not met as of the then-scheduled Expiration Date; provided, that (A) if all conditions to the Offer other than the Minimum Condition have been met, we shall only be required to extend our Offer for a maximum of 30 business days in the aggregate and (B) in no event shall we be required to extend our Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement in accordance with its terms.

In addition, Purchaser may, without requiring the consent of CDI or any other person, extend the Offer for one or more periods of up to 10 business days each (or other period agreed to by the parties), if at the then-scheduled Expiration Date any of the conditions of the Offer have not been satisfied or waived by Purchaser. In no event, however, may Purchaser extend the Offer beyond October 30, 2017 or, if earlier, the termination of the Merger Agreement, without CDI’s prior written consent.

The Merger Agreement also provides that, so long as CDI gives its written consent, Purchaser may provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (the “Subsequent Offering Period”). The Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length during which time stockholders may tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 provides that Purchaser may provide for the Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding Shares, (iii) Purchaser accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, Philadelphia, Pennsylvania time, on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial Offer period and the Subsequent Offering Period. In the event that Purchaser elects to provide for the Subsequent Offering Period, it will provide an announcement to that effect by issuing a press release to a national news service on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived by Purchaser, (ii) to waive any condition to the Offer in its sole discretion (other than the Minimum Condition or the Termination Condition, which waiver requires the consent of CDI) or (iii) to increase the Offer Price or otherwise modify the terms of the Offer, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Purchaser may not, however, among other actions, reduce the number of Shares subject to the Offer, reduce the Offer Price, modify or waive the Minimum Condition or the Termination Condition, add to the conditions to the Offer or otherwise modify or waive any term of the Offer in a manner adverse to CDI (prior to the consummation of the Offer) or the holders of Shares, extend the Offer in a manner not permitted by the Merger Agreement, change the form of consideration to be paid in the Offer, impose additional or different Offer conditions, adversely change any of the Offer terms or provide for a Subsequent Offering Period, in each case without the consent of CDI.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, Philadelphia, Pennsylvania time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a federal holiday and shall consist of the time period from 12:01 AM through 12:00 midnight, Philadelphia, Pennsylvania time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

CDI has provided Purchaser with CDI’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on CDI’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) if applicable, the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal (or a manually signed facsimile thereof) by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to the Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during the Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which the NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the

Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of CDI’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Backup Withholding. Under the “backup withholding” provisions of U.S. federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service (“IRS”) a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (such as corporations) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each tendering Non-United States holder (as defined in Section 5—“Certain Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such Non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after October 13, 2017, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during the Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during the Subsequent Offering Period, if it is provided, and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain Material United States Federal Income Tax Consequences.

The following is a summary of certain material U.S. federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the U.S. federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	partnerships and other pass-through entities and their partners or members;

•	holders who exercise appraisal rights;

•	S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who received the Shares as compensation;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction; or

•	a United States expatriate.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares. For purposes of the foregoing, a block of Shares generally consists of those Shares that were acquired at the same time at the same price.

Certain non-corporate United States holders are subject to a 3.8% tax, in addition to regular tax on income and gains, on some or all of their “net investment income,” which generally includes any gain recognized upon a disposition of Shares. United States holders should consult their tax advisors regarding the applicability of this tax in respect of their Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner, other than a partnership, of Shares that is:

•	a nonresidential alien individual;

•	a foreign corporation; or

•	a foreign estate or trust

The following discussion applies only to Non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the Non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain Non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	Non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from United States federal income tax unless:

•	the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-United States holder or, in the case of an individual, a fixed base in the United States maintained by such non-U.S. holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	CDI is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time during the lesser of (i) the five-year period ending on the date of the sale and (ii) the non-United States holder’s holding period in the Shares, and the non-United States holder owned (directly, indirectly or constructively) more than 5% of the outstanding Shares at any time during the applicable period.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale as if it were a United States person as defined under the Code. In addition, if a Non-United States holder described in the first bullet point above is a corporation for U.S. federal income tax purposes, it may be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate, on after-tax profits effectively connected with a U.S. trade or business to the extent that such after-tax profits are not reinvested and maintained in the U.S. business.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat 30% (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed U.S. federal income tax returns with respect to such losses.

CDI has not been, is not and does not anticipate becoming a USRPHC prior to the Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event CDI is or becomes a USRPHC prior to the Acceptance Time (or, if applicable, the Effective Time), Shares will be treated as “United States real property interests,” subject to U.S. federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than 5% of the Shares at any time during the five year period ending on date of the Acceptance Time (or, if applicable, the Effective Time).

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a “United States person” or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

This summary of the material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of Shares should consult their tax advisors as to the specific tax consequences to them of the Offer and the Merger, including the application of U.S. federal income tax laws to their particular circumstances as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local or foreign tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on the NYSE under the symbol “CDI.”

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the NYSE, and the cash dividends declared per Share during the applicable period.

	High	Low	Cash Dividends Declared
Year Ended December 31, 2015:
First Quarter	19.24	13.16	0.13
Second Quarter	14.71	11.93	0.13
Third Quarter	13.25	8.36	0.13
Fourth Quarter	9.39	6.46	0.13

Year Ended December 31, 2016:
First Quarter	6.79	4.31	—
Second Quarter	7.82	5.39	—
Third Quarter	7.03	4.84	—
Fourth Quarter	8.40	4.90	—

Year Ending December 31, 2017:
First Quarter	9.65	7.15	—
Second Quarter	8.70	5.45	—
Third Quarter (through August 11, 2017)	8.26	5.80	—

On July 28, 2017, the last trading day before execution of the Merger Agreement was announced, the last sale price of a Share reported on the NYSE was $6.20 per share; the Offer Price represents a premium of approximately 33.1% to such price. On August 11, 2017, the last trading day before we commenced the Offer, the last sale price of a Share reported on the NYSE was $8.20 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Under the terms of the Merger Agreement, CDI is not permitted to declare, accrue, set aside or pay any dividend or any other distribution in respect of the capital stock of CDI unless approved by Parent in writing.

7. Certain Information Concerning CDI.

The following description of CDI and its business has been taken from CDI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and is qualified in its entirety by reference to such report. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue.

General. CDI and its subsidiaries seek to create extraordinary outcomes with its clients by delivering solutions based on skilled technical and professional talent. CDI’s business is comprised of four segments: Enterprise Talent, Specialty Talent and Technology Solutions, Engineering Solutions and Management Recruiters International (MRI). CDI provides to clients engineering and information technology solutions encompassing managed, project and talent services. CDI’s clients are in multiple industries, including energy, chemicals, infrastructure, aerospace, industrial equipment, technology, and also include municipal and state governments, and the United States (U.S.) Department of Defense. CDI has offices and delivery centers in the U.S. and Canada. In addition, CDI provides recruiting and staffing services through its global MRINetwork® of franchisees.

CDI’s principal executive offices are at 1735 Market Street, Suite 200, Philadelphia, PA 19103 and its telephone number is (215) 569-2200.

Available Information. CDI is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning CDI’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of CDI’s securities, any material interests of such persons in transactions with CDI, and other matters is required to be disclosed in proxy statements and periodic reports distributed to CDI’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. CDI also maintains a website at http://www.cdicorp.com. The information contained in, accessible from or connected to CDI’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of CDI’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware limited liability company and Purchaser is a Pennsylvania corporation. Purchaser is a wholly owned subsidiary of Parent. Parent is owned by AE Industrial Partners Fund I, L.P. (“Fund I”), AE Industrial Partners Fund I-A, L.P. (“Fund I-A”), and AE Industrial Partners Fund I-B, L.P. (“Fund I-B”, and, together with Fund I and Fund I-A, the “AE Funds”), which are investment funds managed by AE Industrial Partners, LLC (“AE Industrial”). AE Industrial is a limited liability company organized under the laws of the State of Delaware. The principal office for each of Parent and Purchaser is located at c/o AE Industrial Partners, LLC, 2500 N. Military Trail, Suite 470, Boca Raton, FL 33431. The telephone number for each of Parent and Purchaser is (561) 372-7820. Purchaser and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. The principal business of each AE Fund is as a private equity investment company.

The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors, executive officers and control persons of Parent, Purchaser, the AE Funds, the general partner for the AE Funds and AE Industrial (collectively, the “AE Entities”) and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as otherwise described in this Offer to Purchase, (i) none of the AE Entities nor, to the best knowledge of the AE Entities, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the AE Entities, nor, to the best knowledge of the AE Entities, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the AE Entities, or their subsidiaries, nor, to the best knowledge of the AE Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with CDI or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the AE Entities nor, to the best knowledge of the AE Entities, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of CDI, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of the AE Entities nor, to the best knowledge of the AE Entities, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with CDI or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any the AE Entity or any of their respective subsidiaries or, to the best knowledge of the AE Entities, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CDI or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of CDI’s securities, an election of CDI’s directors or a sale or other transfer of a material amount of CDI’s assets during the past two years.

None of the persons listed in Schedule I has, to the knowledge of the AE Entities, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of the AE Entities, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Purchaser estimate that the total amount of funds required (i) to purchase all outstanding Shares pursuant to the Offer and to complete the Merger, (ii) to pay for the cash-out of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, of CDI required to be cashed out by the Merger Agreement, (iii) to repay or refinance certain indebtedness of CDI, and (iv) to pay fees and expenses in connection with the foregoing, will be approximately $167.2 million. Parent and Purchaser anticipate funding these payments through the incurrence or issuance of debt and/or equity of Parent and Purchaser, including the Debt Financing as described herein.

Debt Financing. Parent has received a commitment letter, dated as of July 31, 2017 (the “Commitment Letter”), from PNC Bank, National Association (the “Debt Financing Source”) pursuant to which the Debt Financing Source made loan commitments for the purpose of financing a portion of the funds required to complete the Offer and the Merger and the refinancing of certain indebtedness of CDI (such commitments, the “Debt Financing”). The proceeds of the Debt Financing, together with available cash (including cash on hand of CDI or one or more of its subsidiaries) will be sufficient to fund the acquisition of CDI, the refinancing of the indebtedness of CDI described below, and to pay the fees, premiums, expenses and other transaction costs incurred in connection with the foregoing.

Pursuant to the Commitment Letter, the Debt Financing Source has committed to provide, subject to the terms and conditions of the Commitment Letter, up to $150 million in aggregate principal amount of senior secured asset-based revolving credit commitments with a term of five years from the closing of the Merger (the “Closing”). The senior secured asset-based revolving loan is expected to bear interest, at the borrower’s option, at a rate equal to (i) 1.5% plus the highest of (x) the prime commercial lending rate of the Debt Financing Source, (y) the Federal funds open rate plus 0.50% per annum, and (z) a daily Eurodollar rate based on an interest period of one month plus 1.0% per annum or (ii) the Eurodollar rate plus 2.5% per annum. The commitments will be secured by a perfected first priority lien security interest in substantially all present and after-acquired assets of Parent, Purchaser, CDI and each of CDI’s direct and indirect wholly owned domestic subsidiaries, subject to customary exceptions.

The funding of the Debt Financing is subject, among other things, to the execution and delivery of the definitive documentation of the Debt Financing; receipt of the AE Funds’ equity contribution; consummation of the debt refinancing described above; consummation of the transactions contemplated by the Merger Agreement (the “Transactions”) in all material respects in accordance with the Merger Agreement (without giving effect to any amendments to the Merger Agreement or waivers of or consents to the provisions thereof that, in any such case, are materially adverse to the interests of the lenders or PNC Capital Markets, LLC (the “Lead Arranger”) without the consent of the Lead Arranger, such consent not to be unreasonably withheld, conditioned or delayed); absence of any Company Material Adverse Effect (defined in the Merger Agreement); the Debt Financing Source’s receipt of certain historical and pro forma financial information; delivery of requested information required in connection with “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act); payment of required fees and expenses; execution and delivery of all actions or documents necessary for perfection of certain security interests; the accuracy of certain specified Merger Agreement representations and the accuracy of certain specified representations in all material respects; delivery of certain customary insurance certificates; and the execution of certain guarantees.

The foregoing summary of certain provisions of the Commitment Letter and all other provisions of the Commitment Letter discussed herein are qualified by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit (b)(1) to the Schedule TO and incorporated herein by reference.

Equity Financing. Parent has received an equity commitment letter (the “Equity Commitment Letter”), pursuant to which the AE Funds have committed to: (i) contribute to Parent at or immediately prior to the Closing cash in an aggregate amount equal to $167,237,300 solely for the purpose of enabling Parent and/or Purchaser to fund the consideration payable pursuant to the Merger Agreement, and to pay related closing fees and expenses pursuant to, and in accordance with, the Merger Agreement (the “Equity Commitment”) or (ii) pay, or cause an assignee to pay, cash in an aggregate amount equal to $12,600,690, solely for the purpose of enabling Parent and/or Purchaser to pay any monetary damages required to be paid pursuant to the Merger Agreement as described in Section 11—“The Merger Agreement; Other Agreements—Availability of Monetary Damages to CDI” (“the Damages Commitment”). AE Industrial believes each of the AE Funds has sufficient capital to satisfy its respective commitment.

The AE Funds’ obligations under the Equity Commitment Letter are subject to the condition that no material amendment to the Merger Agreement (including to the aggregate consideration payable) or material modification of the Merger Agreement has been made unless the AE Funds have consented to such amendment or modification in writing. The AE Funds’ obligations to fund the Equity Commitment are further subject to: (i) the satisfaction of the conditions to closing set forth in the Merger Agreement and (ii) CDI having irrevocably confirmed in writing to Parent that if the Equity Commitment is funded, then it would take all such actions that are within its control to cause the Closing to occur. The AE Funds’ obligations to fund the Damages Commitment are further subject to: (i) the issuance of a final, binding order of a court of competent jurisdiction requiring Parent to pay the Damages Commitment or (ii) an agreement between Parent and CDI regarding the amount of the Damages Commitment to be paid.

The AE Funds’ obligation to fund the Equity Commitment or Damages Commitment, as applicable, will automatically and immediately terminate upon the earliest to occur of (i) the consummation of the Closing in accordance with the Merger Agreement or (ii) the valid termination of the Merger Agreement in accordance with its terms; provided, however, that the AE Funds’ obligation to fund the Damages Commitment will survive and remain in full force and effect and will be enforceable by each of Parent and CDI to the extent necessary to cause the AE Funds to comply with their obligations to fund the Damages Commitment for a period of 30 days following termination of the Merger Agreement in accordance with its terms, unless prior to the end of such period CDI has commenced a legal proceeding alleging amounts payable by Parent and/or Purchaser in respect of the monetary damages remedy allowed for under the Merger Agreement, in which case such period will automatically be extended until the day immediately following the earlier to occur of (x) a final, non-appealable resolution of such legal proceeding and, if applicable, satisfaction of the Damages Commitment or (y) a written agreement signed by each of the AE Funds, Parent and CDI terminating the Damages Commitment.

In addition, in the event that CDI or any of its affiliates or representatives institute any suit, action or other proceeding or make any claim (i) asserting that the provisions of the Equity Commitment Letter are illegal, invalid or unenforceable in whole or in part or that the AE Funds are liable in excess of the amount of the Equity Commitment or Damages Commitment, as applicable, (ii) against any affiliate of the AE Funds (other than the AE Funds themselves) related to the Transactions, or (iii) against Parent or Purchaser (except in accordance with the Merger Agreement) or against the AE Funds or its affiliates (except as described in this section or in connection with an alleged breach of the confidentiality agreements described in Section 11—“The Merger Agreement; Other Agreements—Confidentiality Agreements”), then the obligations and liabilities of the AE Funds under the Equity Commitment Letter will terminate immediately and will become be null and void, and if any AE Fund has previously made any payments under the Equity Commitment Letter, such AE Fund will be entitled to recover such payments.

CDI is an express third-party beneficiary of the Equity Commitment Letter and is entitled to seek and obtain specific performance of the AE Funds’ obligations to fund the Equity Commitment or the Damages Commitment, in each case on the terms and subject to the conditions set forth in the Merger Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(5) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, as of the date hereof there are no alternative financing arrangements or alternative financing plans.

10. Background of the Offer; Past Contacts or Negotiations with CDI.

The following is a description of AE Industrial’s participation in a process with CDI that resulted in the execution of the Merger Agreement. For a review of CDI’s activities relating to this process, please refer to CDI’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase. References to AE Industrial in this section may be references to affiliates and representatives of AE Industrial, and to actions to be taken by or on behalf of Parent or Purchaser, entities that are controlled by AE Industrial.

AE Industrial is a private investment firm engaged in, among other activities, the making and managing of equity investments in and acquisitions of business organizations.

In 2015, affiliates of AE Industrial acquired Belcan, LLC (“Belcan”). Following the acquisition, representatives of AE Industrial, on behalf of Belcan, contacted CDI from time to time to express interest in discussing a transaction with CDI.

On February 22, 2017, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), CDI’s financial advisor contacted AE Industrial. Through Kirk Konert, a principal at AE Industrial, representatives of AE Industrial and Belcan were invited to meet with CDI on March 3, 2017 to discuss their interest in a transaction.

On February 27, 2017, CDI entered into a non-disclosure agreement with Belcan.

On March 3, 2017, Belcan and representatives of AE Industrial met with senior executives of CDI to enable them to decide whether to pursue a potential acquisition of CDI.

On March 9, 2017, Belcan received a process letter from Houlihan Lokey, inviting it to submit a non-binding proposal for the acquisition of CDI. This letter included an indication-of-interest deadline of March 15, 2017 for such proposal. Shortly thereafter, AE Industrial informed Houlihan Lokey that Belcan would not continue in CDI’s sale process.

On April 26, 2017, AE Industrial informed Houlihan Lokey that it had decided to, independently of Belcan, make a bid for CDI under which CDI would remain a separate portfolio company of AE Industrial. Later that day, AE Industrial submitted an indication of interest at $9.00 per Share.

On May 10, 2017 and May 11, 2017, representatives of AE Industrial met with senior executives of CDI to conduct due diligence regarding CDI’s business and to begin diligence regarding CDI’s quality of earnings. AE Industrial continued to conduct due diligence, and conducted additional on-site visits of CDI’s offices on May 30, 2017, May 31, 2017, June 5, 2017, and June 6, 2017.

On May 12, 2017, AE Industrial signed a non-disclosure agreement with CDI. AE Industrial had previously conducted due diligence on CDI subject to confidentiality obligations as a representative of Belcan under CDI’s non-disclosure agreement with Belcan.

On June 1, 2017, on behalf of AE Industrial, Kirkland & Ellis LLP (“Kirkland”) sent Dechert LLP (“Dechert”), CDI’s legal advisor, AE Industrial’s initial markup of the merger agreement, which had been initially prepared by Dechert. Among other revisions, AE Industrial’s markup scaled back the antitrust covenant in the merger agreement by limiting the buyer entity’s obligation to obtain antitrust approval and had changed the proposed transaction structure from a two-step tender offer to a one-step merger. The markup also deleted the “go-shop” provision (which permitted CDI to continue to look for alternative buyers who might be able to make a superior proposal for the purchase of the Company even after the merger agreement was signed) and increased the termination fee from 2.25% of the Company’s equity value to 4% of the Company’s equity value. Between June 1, 2017 and June 19, 2017, AE Industrial and CDI had discussions regarding the initial markup of the merger agreement and the contemplated transaction. During such discussions, AE Industrial indicated that it could agree to the antitrust covenant proposed in CDI’s initial bid draft and to a two-step tender offer transaction structure, pending further review of the proposed language.

On June 14, 2017, AE Industrial submitted a written bid at a price of $8.06 per Share and continued negotiations with CDI.

On June 19, 2017, Dechert sent a revised merger agreement to Kirkland which, along with other changes, accepted AE Industrial’s deletion of the “go-shop” provision, proposed a compromise termination fee of 3%, rejected AE Industrial’s changes to the antitrust covenant, provided for full specific performance as a remedy without any limitation on CDI’s ability to pursue money damages, and returned to the two-step tender offer transaction structure contemplated by CDI’s initial draft.

On June 22, 2017, Kirkland sent Dechert a revised merger agreement and an initial draft equity commitment letter between the AE Funds and the proposed buyer entity. In this markup of the merger agreement and in accordance with prior discussions, AE Industrial had agreed to CDI’s preferred two-step tender offer transaction structure and had retained the antitrust covenant. Among other revisions, the revised merger agreement reverted to a 4% termination fee.

On June 30, 2017, Dechert sent Kirkland an initial draft of CDI’s disclosure schedules as well as a revised merger agreement which incorporated changes designed to address the outstanding issues with the previous AE Industrial markup from a legal standpoint. The revised draft proposed a termination fee of 3.5% and required the AE Funds to execute a limited guarantee with CDI which would provide funds equal to up to 30% of the aggregate purchase price to support the shell buyer in the event of a breach of the shell buyer’s obligations and which would permit CDI to enforce the buyer’s rights as a third-party beneficiary of the equity commitment letter.

On July 2, 2017, Houlihan Lokey discussed with AE Industrial whether AE Industrial was prepared to submit a revised bid of $8.60 per Share, and AE Industrial indicated that such a bid would be dependent upon its review of certain Company financial information to be provided by CDI. Through the first two weeks of July 2017, AE Industrial continued to conduct due diligence of CDI, and Kirkland continued to evaluate and negotiate the merger agreement, and CDI further revised its disclosure schedules. During this time, AE Industrial informed Houlihan Lokey that it wanted to review the Company’s second quarter financial results before submitting a final bid.

On July 5, 2017, Kirkland sent Dechert a list of issues it felt were significant points in the negotiation of the merger agreement. The list included a number of issues on which AE Industrial was willing to move toward CDI’s position. However, AE Industrial declined to provide the requested limited guarantee from the AE Funds and was not willing to commit funding to support the shell buyer to complete pre-closing requirements to get to a closing or for monetary damages in excess of 8% of the aggregate purchase price (as opposed to CDI’s proposal of 30%). AE Industrial was willing to agree to CDI’s ability to pursue and receive specific performance of the buyer’s obligations in certain circumstances and the obligation of the AE Funds to fund the buyer entity as required under the equity commitment letter (to which CDI would be a third-party beneficiary), but would not agree to obligate the AE Funds to take any action other than to fund its equity commitment at closing or in connection with limited monetary damages.

On July 13, 2017, Houlihan Lokey provided copies of CDI’s unaudited second quarter financial results to AE Industrial.

On July 14, 2017, after Houlihan Lokey called AE Industrial and requested that AE Industrial raise its bid, AE Industrial raised its bid to $8.25 per Share.

On July 16, 2017, Dechert and Kirkland held conference calls to attempt to resolve outstanding issues in the merger agreement. On the evening of July 16, Kirkland informed Dechert that AE Industrial required a one-week period of exclusivity to finalize the transaction documentation and that AE Industrial would not engage on the remaining open issues in the transaction documents until CDI agreed to exclusivity.

On July 18, 2017, Houlihan Lokey and Dechert informed AE Industrial and Kirkland, respectively, that CDI would consent to a one-week period of exclusivity and Dechert and Kirkland began negotiating the terms of an exclusivity agreement.

On July 19, 2017, CDI entered into an exclusivity agreement with AE Industrial under which CDI agreed not to communicate with or solicit bids from other potential buyers until 11:59 p.m. on July 25, 2017 (subject to certain exceptions). That same day, Kirkland sent Dechert a revised draft of the equity commitment letter and an initial draft of the tender and support agreements which CDI’s officers and directors (as well as several trusts for descendants of Walter R. Garrison) would be required to sign as a condition to AE Industrial’s willingness to enter into the merger agreement.

On July 20, 2017, Kirkland sent Dechert a revised markup of AE Industrial’s draft of the merger agreement and an initial markup of CDI’s disclosure schedules. That same day, Dechert sent Kirkland a markup of the tender and support agreement. On July 22, 2017, Dechert and Kirkland had a conference call to discuss the equity commitment letter but were unable to reach an agreement on the scope of the obligations of the AE Funds.

On July 24, 2017, Dechert sent revised drafts of the merger agreement and the disclosure schedules to Kirkland.

On July 25, 2017, Kirkland sent Dechert a revised merger agreement and Dechert sent Kirkland a revised draft of the tender and support agreement. Kirkland reviewed the tender and support agreement and indicated that it presented no further issues and was therefore in agreed form.

On July 26, 2017, Kirkland sent Dechert a revised draft of the disclosure schedules.

On July 27, 2017, Dechert sent Kirkland revised drafts of the merger agreement, disclosure schedules, and equity commitment letter.

On the morning of July 31, 2017, the Merger Agreement was executed and the Transactions were publicly disclosed.

On August 1, 2017, Dechert informed AE Industrial that Houlihan Lokey had received a communication from a party who had previously indicated interest in acquiring all or part of CDI in a joint bid, however Dechert noted that it did not consider such communication to constitute an Acquisition Proposal (as defined in Section 11—“The Merger Agreement; Other Agreements”).

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement and certain other agreements entered into in connection with the Merger Agreement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning CDI.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable, but in no event later than 10 business days, after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer, accept for payment and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as soon as practicable after the Expiration Date and, in any event, no later than three business days after the consummation of the Offer. If the Offer is consummated, each CDI stockholder will receive $8.25 for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, without interest thereon and subject to deduction for any withholding taxes. The Offer is initially scheduled to expire at 9:00 AM (Philadelphia, Pennsylvania time) on September 12, 2017, but may be extended and re-extended as described below.

Purchaser has reserved the right (but is not obligated) at any time and from time to time in its sole discretion to waive any Offer condition or modify the terms of the Offer, except that, without the prior written consent of CDI, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) modify or waive the Minimum Condition or the Termination Condition, (iv) add to the Offer conditions or otherwise modify or waive any term of the Offer in a manner adverse to CDI (prior to the consummation of the Offer) or the holders of Shares, (v) extend the Offer (except as required or permitted by the Merger Agreement), (vi) change the form of consideration payable in the Offer or (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

Extensions of the Offer. The Merger Agreement provides that Purchaser may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or NYSE applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in the Offer Price). Subject to Parent’s and CDI’s termination rights under the Merger Agreement, if as of any scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser or Parent, Purchaser may, in its sole discretion (and without the consent of CDI or any other person), extend the Offer on one or more occasions in consecutive increments of up to 10 business days each (or such longer or shorter period as Parent, Purchaser and CDI may agree), until such time as all conditions to the Offer are satisfied or waived. Purchaser cannot, however, without CDI’s written consent, extend the Offer beyond the earlier of October 30, 2017 (the “End Date”) and the termination of the Merger Agreement in accordance with the terms thereof, the provisions of which are summarized under “—Termination.”

If, as of any Expiration Date, any condition to the Offer is not satisfied and has not been waived by Purchaser, at the request of CDI, Purchaser will extend the Offer on one or more occasions in consecutive increments of up to 10 business days (or such longer or shorter period as Parent, Purchaser and CDI may agree in writing) to permit such condition to the Offer to be satisfied; however, if the Minimum Condition is the only unsatisfied Offer condition, then Purchaser will be required to extend the Expiration Date for additional periods not to exceed an aggregate of 30 business days. Purchaser will not be required to extend the Offer beyond the earlier of the End Date and the termination of the Merger Agreement in accordance with the terms thereof.

Top-Up Option. CDI has granted to Purchaser an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, an aggregate number of newly issued Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the aggregate number of Shares owned by Parent, Purchaser and any of their respective subsidiaries and affiliates at the time of exercise of the Top-Up Option, will constitute one Share more than 80% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully diluted basis. Purchaser may exercise the Top-Up Option only once, in whole but not in part, at any time following the consummation of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms. The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Pennsylvania’s “short form” merger statute. The aggregate purchase price for the Top-Up Shares may be paid by paying in cash an amount equal to not less than the aggregate par value of such Shares and by executing and delivering to CDI a promissory note having a principal amount equal to the remaining purchase price.

Termination of the Offer. The Merger Agreement provides that Purchaser may not terminate or withdraw the Offer prior to the Expiration Date without the prior written consent of CDI, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within two business days of such termination), irrevocably and unconditionally terminate the Offer and promptly return, or cause any depositary acting on its behalf to return, all tendered Shares to the registered holders thereof in accordance with applicable law.

The Merger. The Merger Agreement provides that the Closing will take place as promptly as possible following the satisfaction (or, to the extent permitted under the Merger Agreement, waiver) of the conditions described below, or such other date as Purchaser, Parent and CDI agree to in writing.

At the Effective Time, Purchaser will be merged with and into CDI, with CDI continuing as the Surviving Corporation. The separate corporate existence of CDI, with all its rights, privileges, immunities, powers and franchises, will continue unaffected by the Merger.

The respective obligations of Parent, Purchaser and CDI to consummate the Merger are subject to the satisfaction or waiver (where permissible under applicable law) at or prior to the Effective Time, of each of the following conditions:

•	Purchaser has irrevocably accepted for purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•	No order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement of, or entered, enacted, adopted, promulgated or applied by, a governmental body, or a self regulatory organization or arbitrator, nor any applicable law, is in effect that, in each case, makes consummation of the Merger illegal or otherwise prohibited.

Effect on Capital Stock. At the Effective Time:

•

Each Share outstanding immediately prior to the Effective Time (other than (i) Cancelled Shares (as defined below), and (ii) Shares as to which the holder thereof has properly exercised dissenters’ rights in accordance with Subchapter D of Chapter 15 of the PBCL (“Dissenting Shares”)) will be converted into the right to receive cash in an amount equal to the Offer Price, upon surrender of the certificate representing such Share (or, in the case of a lost, stolen, destroyed or mutilated certificate, upon delivery of an appropriate affidavit and/or bond if required by Parent or the payment agent) or non-certificated Share represented by book-entry, in each case in the manner provided in the Merger Agreement;

•	Each Share held by CDI or any subsidiary of CDI (or held in CDI’s treasury) immediately prior to the Effective Time, as well as each Share held by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time (collectively, the “Cancelled Shares”) will be cancelled and will cease to exist, and no consideration will be paid in exchange therefor; and

•	Each share of common stock of Purchaser outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Treatment of Company Options and SARs. All Company Options and Company stock appreciation rights (“Company SAR”) have a per-share exercise price or per share base price (as applicable) that is equal to or greater than the Offer Price. Accordingly, pursuant to the Merger Agreement, each Company Option and Company SAR outstanding as of the Effective Time, whether vested or unvested, will be cancelled at the Effective Time with no payment due to the holder thereof.

Treatment of Company TVDS Awards. As of the Effective Time, each Company TVDS Award outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive (without interest) an amount in cash equal to (i) the product of the Offer Price multiplied by the number of Shares underlying such Company TVDS Award immediately prior to the Effective Time, plus (ii) the accrued but unpaid dividend equivalents on such award as of immediately prior to the Effective Time, less any applicable taxes required to be withheld (the “Company TVDS Payment”). The Company TVDS Payment relating to the portion of a Company TVDS Award that is vested as of the Effective Time will be paid to the holder thereof within three business days following the Effective Time through the Surviving Corporation’s payroll system. The Company TVDS Payment relating to the portion of a Company TVDS Award that is not vested as of the Effective Time will be paid to the holder thereof at such times and to the extent that the associated Company TVDS Award would have become vested in accordance with the vesting schedule applicable to such award. If any portion of a Company TVDS Award that is not vested as of the Effective Time (after giving effect to the Transactions) does not become vested after the Effective Time in accordance with its terms, the portion of payment related to such unvested portion of the Company TVDS Award will be forfeited and will not be paid to the holder thereof.

Treatment of Company Performance Units. At the Effective Time, each Company performance unit that, by its terms (and after giving effect to the Transactions), is vested based on actual performance through the Effective Time will be cancelled in exchange for the right of the holder thereof to receive (without interest) an amount in cash equal to the product of (i) the total number of Shares underlying the vested portion of the Company performance unit award immediately prior to the Effective Time multiplied by (ii) the Offer Price. The amounts payable in respect of Company performance units will be paid to the holder thereof within three business days following the Effective Time. At the Effective Time, each Company performance unit award that, by its terms and after giving effect to the Transactions, is not vested will be cancelled with no payment due the holder thereof.

Adjustments to the Offer Price. The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of CDI occurs (other than the issuance of Top-Up Shares, the issuance of Shares in connection with the exercise or settlement of Company TVDS Awards, Company SARs, Company performance units and Company Options), including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, then the Offer Price will be appropriately adjusted.

Certificate of Incorporation and Bylaws. The Merger Agreement provides that, at the effective time: (i) the certificate of incorporation of Purchaser will become the certificate of incorporation of the Surviving Corporation, except that the name of the Surviving Corporation will be “CDI Corp.”; and (ii) the bylaws of Purchaser in effect immediately prior to the Effective Time will become the bylaws of the Surviving Corporation (aside from the name of the surviving corporation being “CDI Corp.”).

Board of Directors and Officers at the Effective Time. The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Corporation and the officers of CDI immediately prior to the Effective Time will become the officers of the Surviving Corporation.

Representations and Warranties. The Merger Agreement contains representations and warranties made by CDI to Parent and Purchaser and representations and warranties made by Parent and Purchaser to CDI. The representations, warranties and covenants set forth in the Merger Agreement (i) were made solely for purposes of the Merger Agreement and solely for the benefit of the contracting parties, (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made to Parent and Purchaser in connection with the Merger Agreement, (iii) will not survive consummation of the Merger, (iv) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by stockholders or other persons, (v) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (vi) may have been included in the Merger Agreement for the purpose of allocating risk between the parties rather than establishing matters as facts. Stockholders are not third-party beneficiaries under the Merger Agreement.

In the Merger Agreement, CDI made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate existence and power;

•	organizational documents;

•	corporate authorization;

•	governmental authorization and enforceability;

•	non-contravention;

•	capitalization;

•	subsidiaries;

•	SEC filings and the Sarbanes-Oxley Act;

•	financial statements; internal controls;

•	disclosure documents;

•	absence of certain changes;

•	no undisclosed liabilities;

•	litigation;

•	compliance with applicable law;

•	material contracts;

•	taxes;

•	employee benefits plans;

•	labor and employment matters;

•	insurance policies;

•	environmental matters;

•	intellectual property;

•	real property;

•	brokers’ fees;

•	opinion of financial advisor;

•	takeover laws;

•	affiliate and related party transactions;

•	customers; and

•	government contracts and government bids.

Some of the representations and warranties in the Merger Agreement made by CDI are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any fact, circumstance, event, condition, change, development, occurrence or effect (each, an “Effect”) that, individually or in combination with any other Effect, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of CDI and its subsidiaries, taken as a whole or (ii) would prevent CDI from consummating the Transactions; provided, however, that no Effect will be deemed to constitute or contribute to a Company Material Adverse Effect pursuant to clause (i) to the extent that such Effect arises out of, or results from, and none of the following will be taken into account in determining whether a Company Material Adverse Effect has occurred or is continuing: (A) general economic, business or regulatory conditions in the United States or elsewhere in the world; (B) credit, debt, financial or capital markets, interest or exchange rates or commodity prices, in each case, in the United States or elsewhere in the world; (C) conditions generally affecting the industry in which CDI and its subsidiaries operate; (D) any national or international political conditions, any military conflict, declared or undeclared war, armed hostilities, acts of foreign or domestic terrorism or civil disobedience; (E) any hurricane, flood, tornado, earthquake or other natural disaster or pandemic; (F) changes or proposed changes in any applicable law or generally accepted accounting principles (or interpretation thereof); (G) any failure by CDI or any of its subsidiaries to meet any internal or external projections, estimates, expectations, earnings predictions or forecasts for any period, or to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations for any period (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (H) changes in the trading volume or trading price of the Shares or CDI’s credit rating (but excluding, in each case, the underlying causes of such failure unless such underlying causes would otherwise be excepted from this definition); (I) the public announcement of the Merger Agreement, the Offer or the Merger (including the identity of Parent as the acquirer of CDI), including the impact thereof on relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, vendors, licensors, licensees, lenders or governmental authorities or governmental officials; (J) any action required to be taken by CDI or its subsidiaries pursuant to the Merger Agreement or to which Parent has consented or the failure to take any action by CDI or its subsidiaries if that action is prohibited by the Merger Agreement and Parent has refused, after a written request from CDI, to consent or provide a waiver in a timely manner to permit such action to be taken; or (K) any stockholder litigation relating to the Merger Agreement or the Transactions; provided, further, that any Effect referred to in clause (A), (B), (C), (D), (E) or (F) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate adverse impact on CDI and its subsidiaries, taken as a whole, as compared to the other companies that operate in the industry in which CDI and its subsidiaries operate.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to CDI with respect to:

•	corporate existence and power;

•	authorization; enforceability;

•	governmental authorization;

•	non-contravention;

•	capitalization and operation of Purchaser;

•	no vote of Parent stockholders; required approval;

•	disclosure documents;

•	litigation;

•	ownership of Shares;

•	available funds; solvency;

•	Parent Material Adverse Effect;

•	brokers’ fees; and

•	financing.

Interim Operations. Except as expressly contemplated, required or permitted by the Merger Agreement, as required by applicable law or as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement pursuant to its terms, CDI has agreed to use commercially reasonable efforts to conduct its business in the ordinary course and use its commercially reasonable efforts to maintain and preserve intact its business organization, assets and technology and material business relationships.

Furthermore, except as expressly contemplated by the Merger Agreement and the schedules thereto, as required by applicable law, or as consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement, CDI may not, and will not permit any of its subsidiaries to do any of the following:

•	declare, set aside, or pay any dividends on, or make any other distributions (whether in cash, stock or property) with respect to, any of its capital stock, other than dividends or distributions by a wholly owned subsidiary of CDI or the payment of accrued dividends with respect to awards granted under CDI’s stock plans that become vested after the date of the Merger Agreement; split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in substitution for shares of its capital stock; or purchase, redeem or otherwise acquire any shares of its capital stock or other voting securities or any options, warrants, calls or rights to acquire, or any securities convertible into or exchangeable for, any such shares or voting securities (except (i) upon the net exercise of, or withholding of Shares to satisfy tax obligations upon vesting or exercise of, options, stock appreciation rights, warrants, calls or rights disclosed in the Merger Agreement or schedules thereto and (ii) in connection with the satisfaction of any tax liability relating to an outstanding award granted under any of CDI’s stock plans);

•	issue, deliver, sell, transfer, grant, pledge or otherwise encumber or subject to any lien any shares of its capital stock or other voting securities or any options, warrants, calls or rights to acquire any such shares or other securities, subject to certain exceptions;

•	amend the organizational documents of CDI or materially amend the organizational documents of any of its subsidiaries;

•	merge or consolidate with, or purchase an equity interest in, or acquire all or substantially all of the assets of, any person or entity or any division or business thereof, if the consideration paid or transferred by CDI and its subsidiaries in connection with such transactions would exceed $1,000,000 individually or $2,000,000 in the aggregate of all such transactions;

•	sell, lease or otherwise dispose of any of its real or personal properties or assets (including capital stock of any of its subsidiaries) that are material, individually or in the aggregate, to CDI and its subsidiaries, taken as a whole, other than sales of inventory and other assets in the ordinary course of business or subleases of real property or negotiated buyouts with landlords of unused or unoccupied office spaces;

•	incur any indebtedness, or guarantee any indebtedness, other than (i) indebtedness under its existing lines of credit or other facilities, (ii) indebtedness incurred to finance any permitted capital expenditures described in the following item, and (iii) indebtedness incurred in connection with the refinancing of any indebtedness existing on the date of the Merger Agreement on substantially similar or more favorable terms and of an equal or lesser amount or permitted to be incurred, assumed or otherwise entered into pursuant to the exceptions described in this item; or make any loans or capital contributions to, or investments in, any entity or person other than subsidiaries of CDI, other than in the ordinary course of business;

•	make or commit to make any capital expenditures other than: (i) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance); (ii) capital expenditures accounted for in the 2017 budget provided by CDI to Parent; (iii) in connection with an obligation to directly serve a customer pursuant to a customer contract in the ordinary course of business; or (iv) otherwise in an aggregate amount not to exceed $500,000;

•	enter into any material contract or modify, amend or terminate any material contract to which CDI or any of its subsidiaries is a party in any manner, in each case other than in the ordinary course of business or as required by applicable law;

•	grant any material increase in base salary or bonus opportunity to any employees, officers, directors or individual consultants of CDI or its subsidiaries, except as required under the terms of existing contracts (including the terms of any employee plan); adopt, enter into, establish or terminate any material employee plan (except as required by applicable law); amend in any material respect any employee plan, except as required by applicable law or to maintain the tax-qualified status of any such plan; enter into any employment, deferred compensation, severance, retention, transaction, change in control bonus or other similar agreement (or amend any such existing agreement) for the benefit of any of the current employees, directors, individual consultants or other service providers of CDI or its subsidiaries; accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits of any current or former employee, officer, director, or individual consultant (except as required by applicable law or the terms of any employee plan); or hire any new employees having an annual base salary in excess of $250,000 (unless such hiring is in the ordinary course of business consistent with past practice);

•	communicate in writing with employees of CDI or any of its subsidiaries regarding the compensation or benefits that they will receive in connection with the transactions contemplated by the Merger Agreement, unless any such communications are consistent with the Merger Agreement, prior directives or documentation provided to Parent by CDI;

•	make any material change in accounting methods, principles or practices, except insofar (i) as may have been required by a change in GAAP (or any interpretation thereof) or Regulation S-X under the U.S. Securities Act of 1933, as amended, (ii) as may be required by a change in applicable law or (iii) as disclosed in CDI’s filings with the SEC or as required by a governmental authority or quasi-governmental entity;

•	sell, assign, transfer, grant any license or sublicense with respect to, subject to any lien, abandon, permit to lapse, or otherwise dispose of any material intellectual property or take or fail to take any action that could reasonably be expected to result in the loss, expiration, lapse, or abandonment of any material intellectual property;

•	disclose any material trade secret or material confidential information to any person except on terms requiring that person to maintain the confidentiality of such trade secret and confidential information; provided that disclosures by any person (other than senior management employees) which were not authorized by senior management employees will not constitute a breach of the obligations described in this item;

•	waive, relinquish, release, grant, transfer or assign any right with a value of more than $500,000 in any individual case or $1,000,000 in the aggregate or, subject to the terms of the Merger Agreement, consent to any material matter with respect to which its consent is required under any material confidentiality or similar agreement;

•	settle, compromise or otherwise resolve any disputed claim or disputed liability, any material litigation, arbitration or other legal proceeding (other than stockholder litigation relating to the Merger Agreement or the Transactions), in each case other than (a) in an amount involving an out-of-pocket net payment of not more than $500,000 individually or $1,500,000 in the aggregate or (b) in an amount equal to or less than the amount reserved against the matter in CDI’s audited financial statements;

•	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, in each case with respect to CDI or any of its subsidiaries;

•	mortgage, pledge, hypothecate, grant any security interest in, or otherwise willfully subject to any other lien any material assets of CDI or any of its subsidiaries, in each case subject to certain exceptions;

•	implement or announce any plant closings or material staff employee layoffs;

•	except as required by applicable law, make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement within the meaning of Section 7121 of the Code, surrender any right to claim a refund of a material amount of taxes, or consent to an extension or waiver of the limitation period applicable to any material tax claim or assessment for any material tax liability, fail to pay any material tax that becomes due and payable (including estimated tax payments), prepare or file any tax return in a manner materially inconsistent with past practices, adopt or materially change any of its material methods of reporting income or deductions for tax purposes, or settle or compromise any material tax liability, claim, audit or dispute; or

•	authorize any of, or commit or agree in writing to take any of, the foregoing actions.

No Solicitation. From the date of the Merger Agreement, CDI, its subsidiaries and its and their respective Representatives (as defined below) were required to:

•	immediately cease and cause to be terminated all discussions or negotiations with any person currently or previously conducted with respect to any offer or proposal (other than an offer or proposal by Parent) contemplating or otherwise relating to any Acquisition Transaction (as defined below) (an “Acquisition Proposal”), or any inquiry or proposal that could reasonably be expected to lead to, or result in, an Acquisition Proposal;

•	terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Transaction;

•	request the prompt return or destruction of any confidential information provided to any third party within the 12 months immediately preceding the date of the Merger Agreement in connection with a proposed Acquisition Transaction; and

•	enforce the provisions of any existing confidentiality or non-disclosure agreement entered into with respect to any potential Acquisition Transaction.

Subject to the paragraph below, at all times since the Merger Agreement was entered into and continuing until the earlier to occur of the consummation of the Offer and the termination of the Merger Agreement pursuant to its terms, CDI and its affiliates may not, and may not authorize or permit its or their respective directors, officers, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives (collectively, “Representatives”) to do any of the following:

•	initiate, solicit or knowingly encourage or knowingly facilitate the making of any Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal;

•	engage in negotiations or discussions with, or furnish any information concerning CDI or any of its subsidiaries to, any third party who has made, or in response to, an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal (other than informing third parties of the existence of the provisions described in this section);

•	grant any waiver, amendment or release under any standstill or confidentiality agreement; or

•	resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary contained in the Merger Agreement, if at any time after the date of the Merger Agreement and prior to the consummation of the Offer, CDI receives an unsolicited written Acquisition Proposal (which Acquisition Proposal was made after the date of the Merger Agreement and did not result from a material breach of the provisions described in this section), CDI and the Company Board and/or their Representatives may, subject to compliance with the provisions described in this section, engage in negotiations or discussions with, or furnish any information and reasonable access to, such third party making such Acquisition Proposal and/or its representatives or potential financing sources if the Company Board determines in good faith, after consultation with CDI’s outside legal counsel and financial advisor, and based on information then available, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal (as defined below). However, prior to furnishing any non public information, CDI is required to receive from such third party an executed confidentiality agreement with terms comparable to or more favorable to CDI than the terms of CDI’s confidentiality agreements with affiliates of Parent described in “—Confidentiality Agreements” (an “Acceptable Confidentiality Agreement”). Further, CDI may not furnish any non public information unless such information has been previously provided or made available to Parent or is provided or made available to Parent promptly (and in any event within 24 hours) after it is so furnished to such third party. Notwithstanding anything to the contrary contained in the Merger Agreement, CDI may, following the receipt of an Acquisition Proposal, contact the third party that has made such Acquisition Proposal to (i) clarify and understand the terms and conditions thereof to facilitate the Company Board’s (or committee’s) determination with respect to whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal and (ii) inform such third party of the provisions described in this Section.

The Company Board Recommendation. The Company Board has unanimously adopted resolutions: (i) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the stockholders of the Company and the Company, (ii) approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and

(iii) determining to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer, and if required to consummate the Merger, that the stockholders of the Company adopt the Merger Agreement (the “Company Board Recommendation”).

The Merger Agreement provides that neither the Company Board nor any committee thereof will: (i) withhold, withdraw (or not continue to make), qualify or modify (or publicly propose or resolve to withhold, withdraw (or not continue to make), qualify or modify in any manner adverse to Parent) in any manner, the Company Board Recommendation, (ii) take any action to exempt any person (other than Parent and its affiliates) from any applicable state takeover statute, (iii) approve, adopt or recommend any Acquisition Proposal, or propose publicly to approve, adopt or recommend, any Acquisition Proposal, (iv) fail to publicly reaffirm the Company Board Recommendation within 4 business days after Parent so requests in writing, or (v) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 business days after the commencement of such Acquisition Proposal (each such foregoing action or failure to act in clauses (i) through (iv) being referred to as a “Change in Recommendation”).

The Merger Agreement further provides that neither the Company Board nor any committee thereof will allow CDI or any of its subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or similar agreement or arrangement (other than an Acceptable Confidentiality Agreement) with any third party providing for an Acquisition Transaction or potential Acquisition Transaction or requiring CDI to abandon, terminate or fail to consummate the Merger or any of the other Transactions, or requiring CDI to fail to comply with the provisions described under the headings “—No Solicitation” or “—The Company Board Recommendation” (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the consummation of the Offer, in the event a material development, event, fact, occurrence or material change in circumstances (other than an Acquisition Proposal) occurs or arises after the date of the Merger Agreement that was not known or reasonably foreseeable by the Company Board as of the date of the Merger Agreement, the Company Board may make a Change in Recommendation if the Company Board determines, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable law; provided, that CDI has provided Parent four business days’ prior written notice advising Parent that it intends to take such action and specifying, in reasonable detail, the reasons for such action.

Notwithstanding anything to the contrary contained in the Merger Agreement, but subject to the conditions described under “Notice Requirements,” at any time prior to the consummation of the Offer if, in response to an unsolicited written Acquisition Proposal made after the date of the Merger Agreement that did not result from a material breach of the provisions described under the headings “—No Solicitation” or “—The Company Board Recommendation,” the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that (i) such Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to approve or recommend such Superior Proposal would be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable law, CDI may make a Change in Recommendation and/or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal; provided, however, that CDI may not terminate the Merger Agreement unless (i) it has complied in all material respects with its obligations described under the headings “—No Solicitation,” “—The Company Board Recommendation” and “—Notice Requirements” and (ii) it pays, or causes to be paid, the fee described under the heading “—Termination Fee” concurrently with such termination.

Notice Requirements. Notwithstanding the above, CDI will not be permitted to make a Change in Recommendation or terminate the Merger Agreement unless (i) it has provided to Parent four business days’ prior written notice (a “Superior Proposal Notice”) advising Parent that CDI intends to take such action (and specifying, in reasonable detail, the material terms and conditions of any such Superior Proposal and, if applicable and not prohibited by the terms of any confidentiality or non-disclosure agreement to which CDI is a party as of the date of the Merger Agreement, providing a copy of the relevant proposed transaction agreement (it being understood that, in the event of any change in the per share consideration or form of consideration offered under, or any other material amendment or modification of any Acquisition Proposal, the time periods described in this section will be extended by two additional business days) and (ii):

•	during such four business day period, if requested by Parent, CDI has engaged in good faith negotiations with Parent regarding changes to the terms of the Merger Agreement intended to cause such Acquisition Proposal to no longer constitute a Superior Proposal; and

•	the Company Board has considered any adjustments to the Merger Agreement (including a change to the price terms thereof), the Equity Commitment Letter and any other adjustments that may be irrevocably proposed in writing by Parent no later than 5:00 p.m., Philadelphia, Pennsylvania time, on the fourth business day of such four business day period and has determined in good faith (after consultation with its outside legal counsel and financial advisor) that the Superior Proposal would continue to constitute a Superior Proposal if such proposed adjustments were to be given effect.

The Merger Agreement further requires that CDI promptly (and in any event within 24 hours) advise Parent in writing in the event that it receives any Acquisition Proposal, and in connection with such notice, if applicable, provide to Parent the material terms and conditions (including, unless prohibited by the terms of any confidentiality or non-disclosure agreement existing as of the date of this Agreement, the identity of the person making any such Acquisition Proposal) of any such Acquisition Proposal. CDI has agreed to (i) keep Parent reasonably informed on a reasonably current basis of the status of any such Acquisition Proposal, (ii) promptly (and in any event within 24 hours) notify Parent in writing of any material change to the material terms of any such Acquisition Proposal or any determination by the Company Board that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, or result in, a Superior Proposal, (iii) promptly (and in any event within 24 hours) notify Parent in writing if, to CDI’s knowledge, such third party has advised CDI in writing of its final decision not to pursue such Acquisition Proposal and (iv) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery thereof of any written indication of interest (or amendment thereto) or any written material that constitutes an Acquisition Proposal (or amendment thereto) including copies of any proposed Alternative Acquisition Agreements and any financing commitments related thereto.

For the purposes of this Offer to Purchase:

•	“Acquisition Transaction” means any transaction or series of related transactions with a person or “group” (as defined in the Exchange Act) relating to the acquisition of at least 15% of the assets of, equity interests in (including outstanding Shares) or business (as determined by reference to consolidated revenues) of CDI and its subsidiaries, taken as a whole, pursuant to a merger, reorganization, recapitalization, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or other similar transaction.

•	“Superior Proposal” means an Acquisition Proposal (as defined above, except that the reference to “15%” will be deemed to be “50%” for the purposes of this definition) made by a third party that the Company Board determines in good faith, after consultation with CDI’s outside legal counsel and financial advisor, and considering such factors as the Company Board consider in good faith to be appropriate (including the conditionality (including with respect to financing), timing and likelihood of consummation of such proposal, stockholder litigation, breakup fees and expense reimbursement provisions), (i) is on terms that are more favorable to the stockholders of CDI than the Transactions (including after giving effect to any adjustments proposed in accordance with the provisions set forth in “Notice Requirements” above) from a financial point of view and (ii) is reasonably likely to be consummated on a timely basis.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification rights in favor of CDI’s and its subsidiaries’ current and former directors and officers. Specifically:

•	For six years after the Effective Time, Parent will cause the Surviving Corporation to, and the Surviving Corporation will, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time covering each such person currently covered by CDI’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount CDI paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”) and if such premiums would at any time exceed 300% of the Current Premium, then the Surviving Corporation will cause to be maintained policies of insurance that provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. This provision will be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by CDI prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Corporation will maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

•	From and after the Effective Time, the Surviving Corporation will fulfill and honor in all respects the obligations of CDI and its subsidiaries pursuant to (i) each indemnification, exculpation or expense reimbursement or advance agreement in effect between CDI or any of its subsidiaries and any individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of, or serving as a director or officer of another person or entity at the request of, CDI or its subsidiaries (each, an “Indemnified Party,” and each such indemnification agreement, a “D&O Indemnification Agreement”); and (ii) any indemnification or expense reimbursement or advance provision and any exculpation provision set forth in the certificate of incorporation or by-laws of CDI or other similar organizational documents of any subsidiary of CDI as in effect on the date of the Merger Agreement. For a period of six years from and after the Effective Time, Parent and the Surviving Corporation will not amend, repeal or otherwise modify the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and any subsidiaries of CDI to contain provisions no less favorable with respect to exculpation, indemnification and reimbursement and advance of expenses of directors and officers of CDI for periods at and prior to the Effective Time than are currently set forth in the organizational documents of CDI and such subsidiaries of CDI. To the fullest extent permitted by applicable law, Parent and the Surviving Corporation will cause the D&O Indemnification Agreements to continue in full force and effect in accordance with their terms following the Effective Time.

•	If either of Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will assume the obligations described in this section.

Reasonable Best Efforts. Each of Parent, Purchaser and CDI are required to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable laws or otherwise to consummate and make effective the Transactions as promptly as practicable, including (i) the obtaining of all necessary actions or non-actions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any governmental authority, including in connection with any regulatory law, (ii) the delivery of required notices to, and the obtaining of all necessary consents, approvals or waivers from third parties and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Transactions; provided, that in no event will CDI or any of its subsidiaries be required to pay prior to the Closing any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions under any contract or agreement.

Anti-Takeover Laws. The Merger Agreement provides that CDI will, and will cause its subsidiaries to, take all actions necessary so that none of the provisions of Subchapters D (with respect to Section 2538 of the PBCL), E, F, G, H, I and J of Chapter 25 of the PBCL (each, an “Anti Takeover Statute”) becomes applicable to the transactions contemplated by the Merger Agreement. If any Anti-Takeover Statute becomes or is deemed to be applicable to CDI, Parent, Purchaser, the Offer, the Merger or any other Transaction, then each of CDI, Parent, Purchaser and their respective boards of directors will use commercially reasonable efforts to ensure that the Offer, the Merger and any other Transaction contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such Anti-Takeover Statute on the Merger Agreement, the Offer, the Top-Up Option, the issuance of the Top-Up Shares, the Merger and any other Transaction contemplated thereby.

Employee Matters. The Merger Agreement requires that during the 12 month period immediately following the consummation of the Merger, Parent will provide, or cause its affiliates to provide, employees who are employed by CDI or one of its subsidiaries as of the Effective Time (“Continuing Employees”) with (i) the base hourly wage or base salary and annual cash target bonus opportunity that, in each case, are no less than those in effect for such Continuing Employee immediately prior to the Closing and (ii) all other material benefits (other than participation in any equity or equity-based, deferred compensation, post retirement medical, dental, vision or life insurance, or defined benefit pension plan) that are substantially similar in the aggregate to such Continuing Employee as those provided to such Continuing Employee immediately prior to the Closing under the existing employee benefit plans of CDI. In the event of the termination of employment of any Continuing Employee during the 12 month period immediately following the Closing, Parent will provide such Continuing Employee with severance payments and benefits that are no less favorable, in the aggregate, than the severance payments and benefits to which such Continuing Employee would have been entitled under the severance plan or policy of the Company or a subsidiary of the Company applicable to such Continuing Employee immediately prior to Closing.

Parent also must cause the service of each such Continuing Employee with CDI, the Surviving Corporation and their respective subsidiaries, and all of their respective predecessors, to be recognized for purposes of eligibility to participate, levels of benefits, vesting, and, with respect to paid time off benefits only, benefit accrual (other than for any equity or equity-based, deferred compensation or post-retirement welfare plans or for purposes of benefit accrual under any defined benefit pension plan) under each employee benefit plan, program or arrangement of the Surviving Corporation, Parent or any of their respective affiliates (collectively, the “Parent Benefit Plans”) in which any Continuing Employee is or becomes eligible to participate to the same extent such service was recognized under the corresponding employee benefit plan of CDI, except to the extent such credit would result in a duplication of benefits. Additionally, Parent will use commercially reasonable efforts to permit each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans that are health and welfare plans to the extent coverage under such plan replaces coverage under a comparable employee benefit plan of CDI in which such Continuing Employee participated immediately before the replacement and such waiting time requirement was met under such plan of CDI.

Pursuant to the terms of the Merger Agreement, nothing will be construed to limit the right of Parent, any of its subsidiaries (including, following the Effective Time, the Surviving Corporation or any of its subsidiaries) or any of their respective affiliates to amend, modify or terminate any employee plan or agreement or other benefit or compensation plan, policy, program, contract, agreement or arrangement, nor will anything be construed to require Parent or any of its subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular Continuing Employee for any fixed period of time, or be construed to confer on any person any right to employment or service or any particular term or condition of employment or service, following the Effective Time.

Each of Parent, Purchaser and CDI have agreed that the provisions of the Merger Agreement described above are for the sole benefit of the parties to the Merger Agreement and will not create any right in any other person, including any right to continued employment or service with Parent, CDI, the Surviving Corporation or any of their respective affiliates. In addition, such provisions will not be deemed to establish or amend any employee benefit plan of CDI or the Parent or limit the right of the Parent, CDI, the Surviving Corporation or any of their respective affiliates to amend, merge or terminate any such plan.

Financing Cooperation. CDI has agreed to use its reasonable best efforts, and to cause its subsidiaries and to direct its management, officers and other representatives to use their reasonable best efforts, to provide cooperation and assistance reasonably requested by Parent in connection with the arrangement, syndication, negotiation and receipt of any debt financing, including:

•	furnishing Parent with reasonably available financial information regarding CDI and its subsidiaries as may be reasonably requested by Parent;

•	furnishing Parent with all reasonably available documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations;

•	upon reasonable prior notice and in reasonably convenient locations (or via telephonic meeting), making management of CDI and its subsidiaries available to participate in a reasonable number of meetings, lender presentations, rating agency presentations and due diligence sessions;

•	cooperating with the syndication process relating to any debt financing;

•	permitting the debt financing sources and their representatives to examine, evaluate and assess CDI and its subsidiaries;

•	facilitating the obtainment of third party appraisals and field examinations and assisting in providing a reasonably detailed calculation of the borrowing base prior to the Closing Date and facilitating the setting up of accounts and systems as required by any asset-based debt financing sources; and

•	directing officers of CDI and its subsidiaries who will be officers of the the Surviving Corporation or its subsidiaries after the Closing to take reasonable corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing.

Notwithstanding the foregoing, (i) no cooperation requested pursuant to the provisions described in this section will be permitted to unreasonably interfere with the ongoing business or operations of CDI or its subsidiaries, (ii) no obligation of CDI and its subsidiaries under any certificate, document or instrument will be effective until the Closing (other than customary authorization or representation letters), and CDI and its subsidiaries will not be required to pay any commitment or similar fee or incur any other liability, execute or deliver any certificate, document or instrument, or prepare any financial statements or other financial information in connection with the arrangement of any financing prior to the Closing other than customary authorization and representation letters and (iii) no cooperation requested pursuant to the provisions described in this section will require any of CDI and its subsidiaries to take any action that would conflict with any applicable material law or their respective organizational documents.

Parent will, upon written request by CDI, promptly reimburse CDI and its subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by CDI and its subsidiaries in connection with the financing cooperation described in this section (other than in respect of the preparation of historical financial statements to the extent required to be included in CDI’s filings with the SEC) in connection with the arrangement of financing and any information used in connection therewith. Parent and Purchaser have agreed, on a joint and several basis, to indemnify and hold harmless CDI, its affiliates and their respective representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties actually incurred by any of them in connection with the arrangement of any debt financing arrangements described in this section, except in the event such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties arose out of or result from the willful misconduct, gross negligence or bad faith of CDI, its affiliates or their respective representatives.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to notifications of certain events, actions relating to a CDI stockholder meeting (if needed), access to information, public announcements, director resignations, stockholder litigation, confidentiality, stock exchange delisting, the transfer of intellectual property, the repatriation of cash held by certain foreign subsidiaries of CDI and certain matters relating to Rule 14d-10 and Rule 16b-3 under the Exchange Act.

Termination. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the consummation of the Offer:

•	by mutual written agreement of Parent and CDI;

•	by either Parent or CDI if:

•	the Offer has not been consummated in accordance with its terms and the Merger Agreement on or before the End Date or the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder; provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose material breach of any of its obligations under the Merger Agreement has been the primary cause of, or resulted in, the failure of the Offer to be consummated;

•	any governmental authority or self regulatory body of competent jurisdiction has issued a final, non-appealable order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement permanently restraining, enjoining or otherwise prohibiting the Merger or the other Transactions; provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose material breach (including with respect to Parent, a material breach by Purchaser) of any of its obligations under the Merger Agreement has been the primary cause of, or resulted in, such order, injunction, judgment or similar requirement; or

•	any law has been promulgated, entered, enacted or issued or is applicable to the Merger by any governmental authority or self regulatory body that prohibits, prevents or makes illegal the consummation of the Merger or the other Transactions, and such law is final and non-appealable.

•	by Parent if:

•	a Change in Recommendation has occurred;

•	CDI has committed an intentional and knowing breach of any material provision described under the headings “—No Solicitation,” “—The Company Board Recommendation” or “—Notice Requirements”; or

•

CDI has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform would: (i) give rise to the failure of any of the Offer conditions relating to CDI’s representations and warranties or the occurrence of a Company Material Adverse Effect and (ii) such breach or failure to perform is incapable of being cured or has not been cured by CDI by the earlier of (1) 30 days after written notice has been given to Parent by the Company of such breach or failure to perform and (2) the

End Date; provided, however, that Parent may not terminate the Merger Agreement pursuant to this provision if, at the time such termination would otherwise take effect in accordance with the foregoing, Parent or Purchaser is in material breach of any provision of the Merger Agreement such that the Company has the right (or would following notice and an opportunity to cure) to terminate the Merger Agreement in accordance with its terms due to a material breach of Parent; or

•	by CDI if:

•	the Company Board has determined to terminate the Merger Agreement in response to a Superior Proposal, and concurrently with such termination CDI enters into a definitive Alternative Acquisition Agreement with respect to such Superior Proposal and pays to Parent the fee described under “—Termination Fee”;

•	Parent has breached or failed to perform in any respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) has or would reasonably be expected to prevent or materially delay, interfere with, impair or hinder Purchaser or Parent from performing any of its obligations under the Merger Agreement and (ii) is incapable of being cured or has not been cured by Parent within 30 business days after written notice has been given by CDI to Parent of such breach or failure to perform; provided, however, that CDI may not terminate the Merger Agreement pursuant to this provision if, at the time such termination would otherwise take effect in accordance with the foregoing, CDI is in material breach of any provision of the Merger Agreement; or

•	if Purchaser fails to commence the Offer or consummate the Offer, in each case, in accordance with the terms of the Merger Agreement; provided, however, that CDI may not terminate the Merger Agreement pursuant to this provision if such failure to commence the Offer resulted from the breach of the Merger Agreement by CDI.

Effect of Termination. In the event of the termination of the Merger Agreement as provided under “—Termination,” the Merger Agreement will be void and of no effect; provided, however, that (i) certain provisions of the Merger Agreement and the Equity Commitment Letter will survive the termination of the Merger Agreement and will remain in full force and effect, and (ii) the termination of the Merger Agreement will not relieve any party from liability for fraud or any intentional and knowing material breach prior to such termination.

Expense Reimbursement. In the event that (i) the Merger Agreement is terminated by Parent or CDI because the Offer has been terminated or has not been consummated by the End Date and, as of such termination the Minimum Condition has not been satisfied but all other conditions to the Offer and the Merger have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the consummation of the Offer or the Merger, provided that such conditions are capable of being satisfied) or (ii) the Merger Agreement is terminated by Parent because of a material breach by CDI, then CDI will promptly pay up to $2,500,000 of reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the Merger Agreement in connection with the Transactions. Notwithstanding the foregoing, the existence of circumstances which could require the Termination Fee to become subsequently payable by CDI pursuant to the Merger Agreement will not relieve CDI of its obligations to pay the expense reimbursement described in this section, and the payment by CDI of any expense reimbursement described in this section will not relieve CDI of any subsequent obligation to pay the Termination Fee (except to the extent of any expenses previously reimbursed).

Termination Fee. CDI has agreed to pay Parent $5,512,802 (the “Termination Fee”) (less any amount previously paid to Parent pursuant to the provisions set forth under “—Expense Reimbursement”) if:

•	the Merger Agreement is validly terminated by CDI in response to a Superior Proposal in and concurrently with such termination CDI enters into a definitive Alternative Acquisition Agreement Parent; with respect to such Superior Proposal

•	the Merger Agreement is validly terminated by Parent because of a Change in Recommendation or because CDI has committed an intentional and knowing breach of any material provision described under the headings “—No Solicitation,” “—The Company Board Recommendation” or “—Notice Requirement”; or

•	the Merger Agreement is terminated by Parent or CDI because the Offer has been terminated or has not been consummated by the End Date or by Parent because of a material breach by CDI and at any time on or after the date of the Merger Agreement and prior to such termination an Acquisition Proposal has been publicly announced (and not publicly withdrawn) and (i) within 12 months after the date of such termination, CDI enters into a definitive agreement to engage in an Acquisition Transaction, and thereafter such Acquisition Transaction is consummated (whether or not such consummation occurs before or after such 12 month period), or (ii) within 12 months after the date of such termination, any Acquisition Transaction is consummated (except, in each case, that the reference to “15%” in the definition of “Acquisition Transaction” will be deemed to be “50%”).

Subject to the remedies described under “—Availability of Specific Performance to Parent and Purchaser,” each of Parent and Purchaser have acknowledged and agreed that Parent’s right to receive payment of the Termination Fee and/or the reimbursement described under “—Expense Reimbursement” will constitute the sole and exclusive remedy of Parent, Purchaser and their affiliates and representatives against CDI, its subsidiaries and any of their respective former, current or future representatives, general or limited partners, stockholders, members, managers, employees, affiliates or assignees for all damages, costs, fees, expenses, liabilities, penalties or losses of any kind suffered as a result of or in connection with the Merger Agreement (including the negotiation, execution, performance or breach thereof), the failure of the Transactions to be consummated or otherwise. Notwithstanding the foregoing, nothing will limit any right or remedy of Parent or Purchaser with respect to fraud by CDI or relieve CDI of any liability with respect to fraud.

Availability of Specific Performance to Parent and Purchaser. CDI has agreed that, at any time prior to the valid termination of the Merger Agreement, Parent and Purchaser will be entitled to seek and obtain an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without the need to secure or post any bond in connection therewith, in addition to any other remedy to which Parent and Purchaser are entitled at law or in equity (subject to the limitations set forth in the Merger Agreement).

Availability of Specific Performance to CDI. Parent and Purchaser have agreed that, at any time prior to the valid termination of the Merger Agreement, CDI will be entitled to seek and obtain an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without the need to secure or post any bond in connection therewith, in addition to any other remedy to which CDI is entitled at law or in equity (subject to the limitations set forth in the Merger Agreement); provided that, CDI will only be entitled to seek and obtain an injunction, specific performance and other equitable remedies to enforce Parent’s and Purchaser’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all conditions to the Offer and the consummation of the Merger (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are capable of being satisfied at the Closing) have been satisfied but for the failure of the Equity Financing to be funded, and (ii) CDI has irrevocably confirmed in writing to Parent that if the Equity Financing is funded, then it would take all such actions that are within its control to cause the Closing to occur.

Availability of Monetary Damages to CDI. In the event that Parent or Purchaser have committed an intentional and knowing breach of the Merger Agreement, CDI has sought specific performance described under “—Availability of Specific Performance to CDI” and a court of competent jurisdiction has refused to grant such specific performance for any reason, CDI will be entitled to pursue monetary damages against Parent and Purchaser; provided that in no event will Parent and/or Purchaser be required to pay such damages in excess of $12,600,690 in the aggregate.

Governing Law. The Merger Agreement and any proceedings arising out of or related to the Merger Agreement or to the Transactions will be governed by and construed in accordance with the laws of the state of Delaware, including all matters of construction, validity and performance, without regard to the conflicts of law rules of the state of Delaware that would refer a matter to the laws of another jurisdiction, except that Pennsylvania law will apply with respect to the rights and duties of the Company Board and where such law is otherwise mandatorily applicable.

Equity Commitment Letter

The description of the Equity Commitment Letter included in Section 9—“Source and Amount of Funds—Equity Financing” is incorporated into this Section 11 by reference.

Exclusivity Agreement

On July 19, 2017, CDI and AE Industrial entered into a letter agreement (the “Exclusivity Agreement”), pursuant to which CDI agreed that (other than interactions with AE Industrial and its affiliates) neither it nor any of its subsidiaries or representatives would engage in any discussions or negotiations regarding any acquisition proposal, or would otherwise initiate, solicit, or knowingly encourage, assist or facilitate any effort relating to an acquisition proposal or an item that would reasonably be expected to lead to an acquisition proposal, or have conversations with or furnish information to any party that made an acquisition proposal or inquiries that could reasonably be expected to lead to an acquisition proposal. Notwithstanding the foregoing, CDI was permitted to respond to unsolicited written acquisition proposals made after the date of the Exclusivity Agreement that did not result from a breach of the Exclusivity Agreement, if CDI gave prior written notice to AE Industrial and CDI determined in good faith after consultation with its outside legal counsel and financial advisor that such acquisition proposal constitutes or could reasonably be expected to lead to or result in a proposal that is more favorable to CDI’s stockholders than the acquisition proposed by AE Industrial. The Exclusivity Agreement further provided that the exclusivity period would terminate upon the end of the day on July 25, 2017, and included provisions providing for early termination if the terms of the proposed acquisition became materially less favorable to CDI or negotiations were abandoned. This summary of the Exclusivity Agreement is qualified in its entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

Tender Agreements

In connection with the Merger Agreement, CDI’s directors and executive officers and certain trusts for descendants of Walter Garrison (CDI’s chairman and founder), who are referred to as the “Significant Stockholders”, entered into separate tender and support agreements with Parent and Purchaser, dated July 31, 2017 (each, a “Tender Agreement” and collectively, the “Tender Agreements”).

Each Tender Agreement provides that, except in the case of Walter Garrison in his individual capacity (who is required to tender into the Offer no later than the Expiration Date), no later than five business days after the commencement of the Offer, the applicable Significant Stockholder will tender into the Offer all outstanding Shares such Significant Stockholder directly owns (with certain specified exceptions) as of the date of the Tender Agreement or of which such Significant Stockholder acquires direct ownership after such date until the termination of the Tender Agreement (the “Subject Shares”) except for (i) Walter Garrison, who may, in lieu of tendering his Shares, transfer them to a charitable organization described in Section 501(c)(3) of the Code and (ii) certain family trusts, which may distribute a specified number of Shares to their beneficiaries pursuant to such beneficiaries’ withdrawal rights. Walter Garrison holds approximately 1,186,762 Shares and the applicable family trusts hold 161,338 Shares that may be distributed rather than tendered.

Each Tender Agreement terminates on the earliest to occur of such date and time as (i) such Merger Agreement has been terminated for any reason, (ii) the Merger has become effective in accordance with the terms and provisions of the Merger Agreement, (iii) Parent has acquired all of the Subject Shares of the Significant Stockholder, whether pursuant to the Merger or otherwise; (iv) any amendment, change or waiver to the Merger Agreement is effected without the Significant Stockholder’s consent that (a) decreases the amount, or changes the form or (except with respect to extensions of the Offer in accordance with the terms of the Merger Agreement) timing of consideration payable to the Significant Stockholder pursuant to the terms of the Merger Agreement or (b) materially and adversely affects the Significant Stockholder; (v) is agreed to in writing by Parent and the Significant Stockholder; (vi) if the Significant Stockholder is a trust whose trustee is not a director or officer of CDI, the determination by such trustee following a material development, event, fact, occurrence or material change in circumstances that first occurs or first arises after the date of such Tender Agreement that was not known or reasonably foreseeable by such trustee, after consultation with its outside legal counsel, that the failure to terminate such Tender Agreement would violate the trustee’s fiduciary duties under applicable law; or (vii) a Change in Recommendation has occurred.

The Significant Stockholders collectively own 4,957,587 Shares, or approximately 26.4% of the Shares outstanding on August 11, 2017 and approximately 24.9% of the fully diluted Shares outstanding on August 11, 2017.

This summary of the Tender Agreements is qualified in its entirety by reference to the form of Tender Agreement, a copy of which is filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

Confidentiality Agreements

On February 27, 2017, CDI and Belcan, LLC, a portfolio company of the AE Funds, entered into a confidentiality agreement (the “Belcan Confidentiality Agreement”) in connection with Belcan’s evaluation of the potential acquisition of CDI, pursuant to which AE Industrial and its affiliates received certain confidential information regarding CDI. On May 12, 2017, CDI and AE Industrial entered into a confidentiality agreement (the “AE Confidentiality Agreement” and together with the Belcan Confidentiality Agreement, the “Confidentiality Agreements”). Under the Confidentiality Agreements, subject to certain exceptions, AE Industrial and its representatives are to keep confidential any non-public information concerning CDI and agreed to certain non-solicitation provisions relating to CDI’s employees for a period of 18 months and certain standstill provisions for a period of 15 months. This summary of the Confidentiality Agreements is qualified in its entirety by reference to the full text of the Belcan Confidentiality Agreement and the AE Confidentiality Agreement, a copy of which is filed as Exhibits (d)(3) and (d)(2) to the Schedule TO, respectively, which are incorporated herein by reference.

12. Purpose of the Offer; Plans for CDI.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, CDI. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in CDI or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in CDI. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of CDI.

Merger Without a Meeting. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to adopt the Merger Agreement at a meeting of CDI’s stockholders without the affirmative vote of any other stockholder. If Purchaser acquires at least 80% of the then outstanding Shares pursuant to the Offer, the Top-Up Option, or otherwise, the Merger may be consummated without a stockholders’ meeting and without the approval of CDI’s stockholders. The Merger Agreement provides that Purchaser will be merged into CDI and that the certificate of incorporation of CDI, as amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser (aside from the name remaining “CDI Corp.”), and the by-laws of Purchaser in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation following the Merger (aside from the name remaining “CDI Corp.”).

Dissenters’ Rights. Under the PBCL, holders of Shares do not have dissenters’ rights as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer may be entitled to dissenters’ rights if if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are held beneficially or of record by 2,000 persons or less or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to Subchapter 15D of the PBCL. Stockholders who comply with the applicable statutory procedures under the PBCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, as set forth below.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of the Shares. Stockholders should recognize that the value determined in a judicial process could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to fair value under the PBCL.

When the fair value has been determined, the applicable court will direct the payment by the Surviving Corporation of an amount equal to the difference between such fair value and the amount previously remitted (if any), together with interest, to the stockholders entitled thereto.

Failure to follow the steps required by Subchapter 15D of the PBCL for perfecting dissenters’ rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to dissenters’ rights and is qualified in its entirety by Subchapter 15D of the PBCL.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders who have not tendered their Shares if the Merger is consummated. Stockholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and CDI believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning CDI and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for CDI. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be identical to Purchaser’s certificate of incorporation (aside from the name remaining “CDI Corp.”), and the Surviving Corporation’s bylaws will be amended and restated in its entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time (aside from the name remaining “CDI Corp.”). Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. CDI’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of CDI will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. We intend to divest one or more divisions of CDI to third parties and/or affiliated portfolio companies following the Closing. Based on available information, we are conducting a detailed review of CDI and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, other changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of CDI during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of CDI’s business, operations, capitalization and management with a view to optimizing development of CDI’s potential. Possible changes could include changes in CDI’s business, corporate structure, articles of incorporation, by-laws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of CDI’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of CDI’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is possible that certain members of CDI’s management team will enter into arrangements with the Surviving Corporation or Parent regarding future employment, severance, benefits and/or the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of CDI’s current management and Parent, Purchaser or AE Industrial regarding such matters, and there can be no assurance that any parties will reach any agreements. Any new arrangements are currently expected to be discussed and entered into after completion of the Merger.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving CDI or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of CDI or any of its subsidiaries, (iii) any change in the Company Board or management of CDI, (iv) any material change in CDI’s capitalization, indebtedness or dividend policy, (v) any other material change in CDI’s corporate structure or business, (vi) a class of securities of CDI being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of CDI being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the consummation of the Offer.

NYSE Listing. The Shares are listed on the NYSE. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the consummation of the Offer), CDI’s common stock will no longer meet the requirements for continued listing on the NYSE because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to and will cause the Company to delist the Shares from the NYSE.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by CDI upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of the Shares.

Parent intends to seek to cause CDI to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by CDI to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to CDI. Furthermore, the ability of “affiliates” of CDI and persons holding “restricted securities” of CDI to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, CDI will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Certain Conditions of the Offer.

Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-l(c) (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless, immediately prior to the applicable Expiration Date:

(i)	there have been validly tendered in the Offer and not properly withdrawn that number of Shares that, together with the number of Shares then-owned by Parent, Purchaser or any of their respective subsidiaries, equals at least one Share more than half of the sum of (i) all Shares then outstanding and (ii) all Shares issuable upon the exercise or vesting, as applicable, of all Company Options and Company TVDS Awards;

(ii)	any applicable waiting period under the HSR Act has expired or been terminated (which has been satisfied by the grant of early termination of the applicable waiting period by the FTC on August 7, 2017);

(iii)	no order, injunction, judgment, decision, determination, award, writ, ruling, stipulation, assessment or decree or other similar requirement issued by a governmental authority or self regulatory body, and no applicable law is in effect that would (1) make the Offer, the Top-Up Option (if applicable), the issuance of the Top-Up Shares (if applicable), the Merger or the other Transactions illegal or (2) otherwise prevent or prohibit the consummation thereof;

(iv)	the representations and warranties of CDI contained in the Merger Agreement:

(A)	set forth in Section 4.01, Section 4.03, Section 4.06 (except to the extent such provisions impact the aggregate consideration payable), Section 4.23 or Section 4.25, which relate to corporate existence and power, corporate authorization, capitalization, brokers’ fees and takeover laws, respectively, are true and correct in all material respects;

(B)	set forth in Section 4.06 (to the extent such provisions impact the aggregate consideration payable), which relate to capitalization, are true and correct in all respects, except to the extent that any inaccuracies would be de minimis;

(C)	set forth in Section 4.11(b), which relate to the absence of a Company Material Adverse Effect, are true and correct in all respects; and

(D)	not covered by the foregoing clauses (A), (B) and (C) are true and correct in all respects (after disregarding any qualifications that reference material, materiality or Company Material Adverse Effect) except to the extent that any inaccuracies in such representations and warranties would not have a Company Material Adverse Effect;

in each case as if such representations and warranties were made on and as of the Expiration Date (or, in the case of such representations and warranties made only as of a specified time or date, on and as of such specified time or date);

(v)	since the date of the Merger Agreement there has been no Company Material Adverse Effect;

(vi)	CDI has performed in all material respects its obligations and complied in all material respects with all agreements and covenants of CDI to be performed or complied with by it under the Merger Agreement prior to such time; and

(vii)	CDI has delivered to Parent a certificate signed by a senior executive officer dated as of the Expiration Date certifying that the conditions specified in clauses (iv), (v) and (vi) are true; and

(viii)	the Merger Agreement has not been terminated in accordance with its terms.

Purchaser expressly reserves the right (but is not obligated) to waive any of the foregoing conditions in whole or in part at any time, and from time to time, in its sole discretion, subject in each case to the terms of the Merger Agreement and applicable law; provided that the foregoing conditions set forth in clauses (i) and (viii) may not be waived without the prior written consent of CDI and Parent.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, Parent and Purchaser will make a public announcement of such extension no later than 9:00 a.m., Philadelphia, Pennsylvania time, on the next business day after the previously scheduled Expiration Date.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by CDI with the SEC and other publicly available information concerning CDI, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to CDI’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CDI’s business, or certain parts of CDI’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Pennsylvania, where CDI is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The Pennsylvania Takeover Disclosure Law (“PTDL”) purports to regulate certain attempts to acquire a corporation which (i) is organized under the laws of Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. In Crane Co. v. Lam, the United States District Court for the Eastern District of Pennsylvania preliminarily enjoined, on grounds arising under the United States Constitution, enforcement of at least the portion of the PTDL involving the pre-offer waiting period thereunder. Section 8(a) of the PTDL provides an exemption for any offer to purchase securities as to which the board of directors of the target company recommends acceptance to its stockholders, if at the time such recommendation is first communicated to stockholders the offeror files with the Pennsylvania Securities Commission (“PSC”) a copy of the Schedule TO and certain other information and materials, including an undertaking to notify stockholders of the target company that a notice has been filed with the PSC which contains substantial additional information about the offering and which is available for inspection at the PSC’s principal office during business hours. The Company Board has unanimously adopted resolutions: (a) approving and declaring that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of CDI’s stockholders and CDI, (b) approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, on the terms and subject to the conditions set forth therein, (c) determining to recommend that the stockholders of the Company accept the Offer and tender their shares to Purchaser pursuant to the Offer, and if required to consummate the Merger, that CDI’s stockholders adopt the Merger Agreement and (d) electing, to the extent permitted by applicable law, to make inapplicable all state takeover laws or similar laws, to the extent they might otherwise apply to the execution, delivery, performance or consummation of the Merger Agreement or any of the transactions contemplated therein.

While reserving and not waiving its right to challenge the validity of the PTDL or its applicability to the Offer, Purchaser is making a Section 8(a) filing with the PSC in order to qualify for the exemption from the PTDL. Pursuant to Section 10 of the PTDL, Purchaser will submit the appropriate $100 notice filing fee along with the Section 8(a) filing. Additional information about the Offer has been filed with the PSC pursuant to the PTDL and should be available for inspection at the PSC’s office at 17 North Second Street, Suite 1300, Harrisburg, Pennsylvania 17101 during business hours.

Chapter 25 of the PBCL contains other provisions relating generally to takeovers and acquisitions of certain publicly owned Pennsylvania corporations such as CDI that have a class or series of shares entitled to vote generally in the election of directors of a corporation registered under the Exchange Act (a “registered corporation”). The following discussion is a general and abbreviated summary of certain features of such chapter, is not intended to be complete or to completely address potentially applicable exceptions or exemptions, and is qualified in its entirety by reference to Chapter 25 of the PBCL.

In addition to other provisions not applicable to the Offer or the Merger, Subchapter 25D of the PBCL includes provisions requiring, among other things, approval of a merger of a registered corporation with its stockholder by the affirmative vote of the stockholders entitled to cast at least a majority of the votes that all stockholders other than the interested stockholder are entitled to cast with respect to the transaction without counting the votes of the interested stockholder. This disinterested stockholder approval requirement is not applicable to a transaction (i) approved by a majority of disinterested directors, (ii) in which the consideration to be received by stockholders for shares of any class of which shares are owned by the interested stockholder is not less than the highest amount paid by the interested stockholder in acquiring shares of the same class, or (iii) effected without submitting the merger to a vote of stockholders as permitted in Section 321(d)(1)(ii) of the PBCL (i.e., the “short form” merger provision). CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapter 25D of the PBCL inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Subchapter 25E of the PBCL provides that, in the event that a purchaser (or a group of related persons, or any other person or group of related persons) were to acquire Shares that would cause them to hold at least 20% of the voting power of CDI, in connection with the Offer or otherwise (a “Control Transaction”), stockholders of CDI would have the right to demand “fair value” of such stockholders’ Shares and to be paid such fair value upon compliance with the requirements of Subchapter 25E. Under Subchapter 25E, “fair value” may not be less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the Control Transaction, plus an increment, if any, representing any value, including, without limitation, any proportion of value payable for acquisition of control of CDI, that may not be reflected in such price. CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapter 25E inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Subchapter 25F of the PBCL prohibits under certain circumstances certain “business combinations,” including mergers and sales or pledges of significant assets, of a registered corporation with an “interested stockholder” for a period of five years. Subchapter 25F exempts, among other things, business combinations approved by the board of directors prior to a stockholder becoming an interested stockholder. The Company Board approved the Merger Agreement and the transactions thereunder prior to the time the Merger Agreement was executed and CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapter 25F inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Subchapter 25G of the PBCL, relating to “control-share acquisitions,” prevents under certain circumstances the owner of a control-share block of shares of a registered corporation from voting such shares unless a majority of both the “disinterested” shares and all voting shares approve such voting rights. Failure to obtain such approval may result in a forced sale by the control-share owner of the control share block to the corporation at a possible loss. CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapter 25G inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Subchapter 25H of the PBCL, relating to profit disgorgement by certain stockholders of a registered corporation who obtained or sought to obtain control of such corporation, provides that under certain circumstances any profit realized by such a stockholder from the disposition of shares of the corporation to any person (including to CDI under Subchapter 25G or otherwise) will be recoverable by CDI. CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapter 25H inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Subchapter 25I of the PBCL entitles “eligible employees” of a registered corporation to a lump sum payment of severance compensation under certain circumstances if the employee is terminated, other than for willful misconduct, within 90 days before voting rights lost as a result of a control-share acquisition are restored by a vote of disinterested stockholders pursuant to Subchapter 25G (if such termination was pursuant to an agreement with the acquiring stockholder) or 24 months after such control share approval is obtained. Subchapter 25J of the PBCL provides protection against termination or impairment under certain circumstances of “covered labor contracts” of a registered corporation as a result of a “business combination transaction” if the business operation to which the covered labor contract relates was owned by the registered corporation at the time voting rights of the acquired Shares are restored by stockholder vote after a control-share acquisition. CDI has represented to Parent and Purchaser in the Merger Agreement that the Company Board has taken any and all action necessary to render the provisions of Subchapters 25I and 25J inapplicable to Parent and Purchaser, and to the Merger Agreement and the Transactions.

Section 2504 of the PBCL provides that the applicability of Chapter 25 of the PBCL to a registered corporation having a class or series of shares entitled to vote generally in the election of directors registered under the Exchange Act or otherwise satisfying the definition of a registered corporation under Section 2502(1) of the PBCL will terminate immediately upon the termination of the status of the corporation as a registered corporation.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and CDI, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and CDI each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 31, 2017. Early termination for the waiting period under the HSR Act was granted effective August 7, 2017.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of CDI or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17. Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

18. Miscellaneous

The Offer is being made to all holders of Shares other than CDI. Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning CDI.”

SCHEDULE I

Directors and Executive Officers of Parent and Purchaser and Certain Related Parties

This schedule sets forth certain information regarding the directors and executive officers of Parent and Purchaser and certain related parties. Unless otherwise indicated, the current business address of each person is c/o AE Industrial Partners, LLC, 2500 N. Military Trail, Suite 470, Boca Raton, FL 33431 and the current business telephone number of each such person is (561) 372-7820.

1. Parent. The AE Funds are the members of Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and manager of Parent.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Greene Chairman, Secretary and Manager	USA

Mr. Greene is a managing partner of AE Industrial and has responsibility for the overall management of the firm and primarily focuses on the negotiating, executing and monitoring of portfolio investments. Since joining AE Industrial in 2008, Mr. Greene has worked with several portfolio companies including AeroSat, Inc., Dynamic Precision Group, Inc., and TurboCombustor Corp; currently sits on the boards of two of AE Industrial’s portfolio companies, Belcan and Moeller Aerospace, and is actively involved in AE Industrial’s investments in AC&A, Global Jet Capital and Kellstrom Materials. Previously, Mr. Greene was with UBS Capital Americas, LLC and UBS Capital, LLC from 1990 to 2008. Mr. Greene was a founding partner of the non-investment grade debt and equity businesses at Union Bank of Switzerland, the predecessor to UBS AG, and was a principal architect in creating the firm’s internal investment review processes and monitoring systems. Mr. Greene also had primary responsibility for running the General Industrial Group for UBS Capital Americas, LLC. Mr. Greene serves as a Trustee of The College of the Holy Cross in Worcester, Massachusetts where he is Chairman of the endowment’s Investment Committee. Mr. Greene received a BA from The College of the Holy Cross and an MBA from Harvard Business School.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Jonathan Nemo President and Manager	USA

Mr. Nemo is a Partner at AE Industrial and focuses on the origination, execution and monitoring of portfolio investments. Prior to joining AE Industrial in 2016, Mr. Nemo was a Managing Director and Head of the Aerospace, Defense & Government Services Group at Harris Williams & Co., a leader in middle market mergers & acquisitions advisory. Prior to Harris Williams, Mr. Nemo was a Managing Director in the Aerospace & Defense Investment Banking Group at Jefferies & Company (formerly Jefferies Quarterdeck) and at CIBC World Markets, as a Managing Director in the Industrial Growth & Services Investment Banking Group. Mr. Nemo received a BA from the University of Michigan in 1995.

Wayne P. Garrett Vice President and Treasurer	USA

Mr. Garrett is AE Industrial’s CFO and is primarily responsible for the financial management of the firm, including all aspects of reporting and compliance. Mr. Garrett joined AE Industrial in 2007 following the sale of Power Systems Mfg. (PSM) to Alstom SA. Mr. Garrett served as interim CFO of AeroSat Corp., a prior AE Industrial investment, and was actively involved in its sale to a strategic buyer in 2013. Mr. Garrett was a co-founding member of PSM in 1998 and was responsible for building the Company’s financial systems from the ground up. Mr. Garrett was also instrumental in PSM’s add-on acquisition of Babcock Borsig as well as two sale transactions for PSM. Mr. Garrett’s previous finance experience includes acting as CFO of a public company and work at Argus Management Corp. with a focus on distressed financial operations. Mr. Garrett received a BS and MBA from Boston College and is a CPA.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kirk Konert Vice President and Manager	USA

Mr. Konert is a Principal at AE Industrial and is primarily focused on originating, executing and monitoring AE Industrial’s portfolio investments. Mr. Konert currently sits on the board of AE Industrial’s portfolio company, AC&A, actively manages AE Industrial’s investment in Belcan, and has been involved in the firm’s investments in Global Jet Capital and Kellstrom Aerospace. Prior to joining AE Industrial in 2014, Mr. Konert was a Senior Associate at Sun Capital Partners where he focused on sourcing, screening and executing middle market buyout transactions across several industries, as well as handling portfolio company responsibilities. Prior to Sun Capital, Mr. Konert was a member of Wells Fargo Securities’ Industrials Group, where he focused on M&A and corporate finance transactions. Mr. Konert received a BA in Economics from Davidson College.

2. Purchaser. Nova Intermediate Parent, LLC, a limited liability company organized under the laws of the State of Delaware, is currently the sole stockholder of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of Purchaser.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Greene Chairman, Secretary and Director	USA	See Mr. Greene’s entry in paragraph 1 above.

Jonathan Nemo President and Director	USA	See Mr. Nemo’s entry in paragraph 1 above.

Wayne P. Garrett Vice President and Treasurer	USA	See Mr. Garrett’s entry in paragraph 1 above.

Kirk Konert Vice President and Director	USA	See Mr. Konert’s entry in paragraph 1 above.

3. AE Funds. The general partner of each AE Fund is AE Industrial Partners Fund I GP, LP (“AE GP”). The principal business of each of the AE Funds is making private equity investments.

4. AE GP. The general partner of AE GP is AeroEquity GP, LLC (“AeroEquity GP”), a Delaware limited liability company organized under the laws of the State of Delaware. The principal business of AE GP is to act as the general partner of the AE Funds.

5. AeroEquity GP. The sole member of AeroEquity GP is AE Industrial. The principal business of AeroEquity GP is to act as the general partner of AE GP.

6. AE Industrial. AE Industrial’s principal business is as a private equity management company. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and officer of AE Industrial.

Name	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael Greene Manager	USA	See Mr. Greene’s entry in paragraph 1 above.

David H. Rowe Manager	USA

Mr. Rowe has responsibility for the overall management of the firm and primarily focuses on the sourcing, negotiation and strategic positioning of portfolio investments. Mr. Rowe co-founded AE Industrial’s predecessor firm, AeroEquity Partners, Inc., in 1998 and has been involved in all of the firm’s investments since inception. Mr. Rowe also manages AE Industrial’s relationship with The Carlyle Group, which dates back to the 2001 investment in Aviall, Inc., and encompasses nine portfolio investments. Mr. Rowe has served on the board of nine of AE Industrial’s portfolio companies and currently sits on the boards of Belcan, Dynamic Precision Group, Global Jet Capital and Kellstrom Aerospace. Prior to co-founding AE Industrial, Mr. Rowe was an Executive Vice President at Gulfstream Financial Services Corp., where he created a leasing portfolio for its parent, Gulfstream Aerospace Corp. Previously, Mr. Rowe spent 12 years at GE Aerospace and GE Capital, where he managed a multi-billion dollar portfolio of commercial aircraft and engine assets with responsibility for fleet management, repossessions, trading and restructuring asset portfolios. Mr. Rowe graduated from GE’s Financial Management Program and received a BA from Tulane University.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of CDI or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Mail or deliver the Letter of Transmittal, or a facsimile, together with the certificate(s) (if any) representing your shares, to:

If delivering by mail:	If delivering by hand, express mail, courier, or other expedited service:

Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

Stockholders and All Others Call Toll-Free: (877) 297-1738

Email: cdi@dfking.com